

03050014

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Halifax

*CURRENT ADDRESS



PROCESSED APR 16 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5003 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 4/14/03

HALIFAX

Halifax plc
Annual Report & Accounts

for the year ended 31 December 2002

Contents

Useful Contacts
For general enquiries about your shares, call the Registrars on 0870 702 0102 or write to Computershare Investor Services PLC, PO Box 1909, The Pavilions, Bridgwater Road, Bristol BS99 7DS.

Internet
Visit our home page at www.HBOSplc.com

Registered Office
Trinity Road, Halifax, West Yorkshire HX1 2RG. Telephone 01422 333333.

Registered Number
2367076

INTRODUCTION

The Directors present the consolidated results of Halifax plc for the year ended 31 December 2002. For the period to 30 June 2002, Halifax plc was a subsidiary undertaking of Halifax Group plc. On 1 July 2002, Halifax plc transferred from being a subsidiary undertaking of Halifax Group plc to being a directly held subsidiary undertaking of HBOS plc.

Halifax plc has listed preference shares originally issued as part of the consideration for the acquisition of the business of Birmingham Midshires Building Society in 1999. These preference shares are the only listed shares of Halifax plc.

BUSINESS SECTOR ANALYSIS OF RESULTS

The five business sectors of the HBOS Group comprise Retail Banking, Insurance & Investment, Corporate Banking, Business Banking and Treasury. The business sectors presented for Halifax plc are in line with the HBOS Group sectors. However, due to the dominance of the Retail Banking sector within Halifax plc's activities, the remaining businesses together with Group Items are amalgamated for presentation as 'Other Activities'.

The business sector profit and loss accounts of the Halifax plc group presented below exclude the impact of exceptional items.

Business Sector Profit and Loss Account

	For the year ended 31 December 2002			For the year ended 31 December 2001		
	Retail Banking £m	**Other Activities £m**	**Total £m**	Retail Banking £m	Other Activities £m	Total £m
Net interest income	**2,232**	**138**	**2,370**	2,009	268	2,277
Non-interest income	**527**	**251**	**778**	476	105	581
Operating income	**2,759**	**389**	**3,148**	2,485	373	2,858
Operating expenses	**(1,401)**	**(283)**	**(1,684)**	(1,334)	(222)	(1,556)
Operating profit before provisions	**1,358**	**106**	**1,464**	1,151	151	1,302
Provisions for bad & doubtful debts	**(224)**	**10**	**(214)**	(116)	1	(115)
Provisions for contingent liabilities & commitments	**–**	**–**	**–**	–	5	5
Amounts written off fixed asset investments	**–**	**(1)**	**(1)**	–	(9)	(9)
Share of (losses)/profits in joint ventures	**(5)**	**12**	**7**	(5)	12	7
Pre-tax profit*	**1,129**	**127**	**1,256**	1,030	160	1,190

* Excluding exceptional items.

RETAIL BANKING *(including Intelligent Finance)*

	2002 £m	2001 £m
Net interest income	**2,232**	2,009
Non-interest income	**527**	476
Operating income	**2,759**	2,485
Operating expenses	**(1,401)**	(1,334)
Operating profit before provisions	**1,358**	1,151
Provisions for bad & doubtful debts	**(224)**	(116)
Share of losses in joint ventures	**(5)**	(5)
Pre-tax profit*	**1,129**	1,030
Net interest margin	**1.88%**	1.93%
Net interest spread	**1.75%**	1.81%

* Excluding exceptional items.

Strategy

The Halifax Retail Banking business operates within, and follows the strategy of, the HBOS Retail Banking business sector, which has set out to be fundamentally different from other UK retail banks, being committed to deliver value, simplicity and transparency to consumers.

Distribution

The Halifax Retail Banking business serves 17 million personal customers through its extensive distribution reach. Halifax's Retail Banking brands are each positioned to compete in a specific market segment. Halifax has a long tradition of serving mainstream consumers. Intelligent Finance serves a generally younger and financially sophisticated consumer. Birmingham Midshires is a specialist brand meeting specific customers' borrowing needs.

We operate across the entire range of financial services distribution channels (retail branches, agencies, estate agencies, telephone, Internet and via intermediaries).

We have 800 branches and are represented in every single major town in the UK, with many branches in prime retail sites and we are determined to be in the best locations for our customers.

We also operate 700 Halifax 'agencies' (typically based within estate agents or solicitors) where customers can carry out basic banking transactions. These agencies have helped provide our customers in smaller communities with banking services.

Through a chain of estate agency outlets we are the second largest estate agency in the country under the brand of Halifax Estate Agents providing home buying services and also another distribution outlet through which we supply mortgages.

Through Intelligent Finance we are at the forefront of developing telephone and Internet banking. Intelligent Finance is a unique product concept which gives exceptional value for money for customers through 'netting off' a customer's borrowings and savings.

Through our Call Centres we offer a complete range of products and services over the phone.

In addition, we also offer a comprehensive online banking service. 1.6 million customers now benefit from the convenience of this service and the great value offered by special online products, such as Web Saver, a savings account customers can design for themselves and operate entirely over the Internet.

We are also a leading provider of mortgages through the intermediary channel through the Halifax, Birmingham Midshires and Intelligent Finance brands.

Business Performance

2002 was a year of strong sales and profit growth, with profit before tax and exceptional items 10% higher at £1,129m.

Growth in lending balances, improved acquisition spreads and broadly stable margins (excluding Intelligent Finance) were key drivers behind an 11% rise in net interest income to £2,232m.

This second successive year of strong volume growth, coupled with stable or improving asset quality and tight cost control, has allowed us to deliver significant further productivity gains. As a result our cost income ratio, pre-exceptional items, has improved from 53.7% to 50.8%.

Despite further reductions in our levels of up-front discounting, Halifax plc achieved a 19% share of net mortgage lending for 2002.

Our market leading current account, combining attractive interest rates backed up by aggressive marketing, has allowed us to sustain the attack on the incumbents in the UK banking market. The strong sales performance of 2001 has been maintained with 1.1m new bank accounts in 2002.

In 2002, Halifax Retail Banking acquired over 900,000 new credit card accounts.

In the unsecured personal lending market we have also achieved growth in 2002 with unsecured gross lending up 40% to £3.2bn.

Our strong fixed rate portfolio of savings products, including fixed rate ISAs, and Guaranteed Reserve, helped us to grow savings and banking credit balances by £5.7bn in 2002. We are the nation's No 1 liquid savings provider, with 16 million customers and £93bn of balances.

Mortgage credit quality again improved substantially, as measured by arrears performance and closing provisions as a percentage of closing advances. During 2002 mortgage arrears declined from 1.07% to 0.83% in value compared with the same period in 2001, and total mortgage provisions as a percentage of closing advances declined to 0.27% compared with 0.28% as at 31 December 2001.

Intelligent Finance

Intelligent Finance is a division of Halifax plc, and reports within the Retail Banking business sector of the HBOS Group, hence its results are included within the 'Business Performance' section above, but are further analysed here to provide additional information.

The table below summarises the results of Intelligent Finance.

	2002 **£m**	2001 £m
Net interest income	**35**	(22)
Non-interest income	**(6)**	(2)
Operating income	**29**	(24)
Operating expenses	**(148)**	(118)
Operating loss before provisions	**(119)**	(142)
Provisions for bad & doubtful debts	**(28)**	(12)
Loss before tax	**(147)**	(154)

Intelligent Finance's loss before tax for the year has reduced from £154m in 2001 to £147m in 2002.

The second half of 2002 has seen Intelligent Finance continue to deliver growth in customer balances and improved financial performance. Strong growth in net interest income was the key factor behind a £29m reduction in losses compared to the first half. Further improvements in income generation, allied to stability in operating costs and the provisions charge will drive a significant reduction in losses in 2003.

Customer advances increased by £7bn in 2002 as Intelligent Finance took a UK net mortgage lending share in excess of 8%. Other key features of 2002 performance were:

- average products per customer rose to 2.2 compared to 1.9 in 2001.
- more than 600,000 accounts now open, doubling the total at the previous year end.
- Intelligent Finance's reputation for service excellence was recognised with a number of prestigious awards including Best Current Account and Offset Mortgage Provider (Moneyfacts) and Gold Mortgage Provider of the Year (Financial Adviser).
- St. James's Place Bank made a significant contribution to Intelligent Finance's performance with £0.8bn of new mortgage lending balances.

We reiterate our firm commitment that Intelligent Finance will break-even by the end of 2003.

OTHER ACTIVITIES

Other Activities within Halifax plc include Treasury, Corporate Banking and Business Banking activities and Group Items, being principally the costs of central support units. Other Activities for the year ended 31 December 2001 also include the results of Halifax General Insurance Services Ltd which was transferred to Halifax Group plc on 1 April 2001. In the statutory analysis, this business is shown as a discontinued activity.

	2002 £m	2001 £m
Net interest income	138	268
Non-interest income	251	105
Operating income	389	373
Operating expenses	(283)	(222)
Operating profit before provisions	106	151
Provisions for bad & doubtful debts	10	1
Provisions for contingent liabilities & commitments	–	5
Amounts written off fixed asset investments	(1)	(9)
Share of profits in joint ventures	12	12
Pre-tax profit*	127	160

* Excluding *exceptional items*.

On 1 June 2002, the majority of the Treasury assets and liabilities of Halifax plc were transferred to HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc, at book value. Funding of Halifax plc activities, following this transfer, is predominantly from Halifax plc's Retail Banking accounts and from HBOS Treasury Services plc.

PROSPECTS

As the business activities of the Halifax plc group are predominantly within the Retail Banking business sector of the HBOS Group, the prospects for the Halifax plc group broadly align with those of the HBOS Retail Banking business sector. Those prospects are summarised as follows:

Interest rates are now at 40 year lows, and consumer debt generally and mortgage borrowing in particular are likely to remain highly affordable. With only a modest deterioration in unemployment in prospect we remain confident about the prospects for retail credit. Indeed, in the mortgage market there are few, if any, signs of a slowdown in the early weeks of 2003.

We have demonstrated that our strategy, based on delivering value, simplicity and transparency to consumers, allied to an intense focus on cost control and asset quality, is driving exceptional growth in both sales and profitability.

The delivery of stretching sales targets coupled with stringent cost control, should lead to another year of strong growth in both productivity and profitability for HBOS Retail Banking in 2003.

FINANCIAL REVIEW

Basis of Preparation

The Basis of Preparation detailed within the Accounting Policies gives further background on the impact of the merger, in 2001, of Halifax Group plc, the company's former parent undertaking, and Bank of Scotland Group, and also the impact of the implementation of FRS 19 'Deferred Taxation' in 2002.

Overview of Results

Halifax plc group profit before tax was £1,187m (2001: £1,148m). The profit before tax is after charging exceptional expenses of £69m (2001: £42m). Further details of these items are given in the notes to the accounts.

	2002 £m	2001 £m
Group profit before tax	**1,187**	1,148
Exceptional items:		
Administrative expenses		
– Merger integration costs	**69**	42
Group profit before tax and exceptional items	**1,256**	1,190

Operating Income

The main drivers of net interest income and other income are discussed within the business sector analysis.

Operating Expenses

Total operating expenses before exceptional items were £128m higher than in 2001.

Provisions

	Specific £m	**General £m**	**Total £m**
At 1 January 2002	**416**	**222**	**638**
New provisions less releases	**215**	**13**	**228**
Amounts written off	**(165)**	**(2)**	**(167)**
At 31 December 2002	**466**	**233**	**699**
New provisions less releases	**215**	**13**	**228**
Recoveries of amounts previously written off	**(14)**	**–**	**(14)**
Net charge to profit and loss account	**201**	**13**	**214**

The charge for provisions was 86% higher at £214m (2001: £115m). The increase mainly reflects the growth of the unsecured loan portfolio. Credit quality has been maintained.

Share of Operating Profits in Joint Ventures

Included within share of operating profits/(losses) in joint ventures are the following items:

	2002 £m	2001 £m
Lex Vehicle Leasing	**12**	12
Other	**(5)**	(5)
	7	7

The Lex Vehicle Leasing result for the year is stated after charging goodwill amortisation of £6m (2001: £6m).

Taxation

The effective rate of corporation tax for the year ended 31 December 2002 is 28.3% (2001: 30.5%) compared to an actual corporation tax rate for the year of 30% (2001: 30%). The decrease is principally due to adjustments to the tax charge in respect of previous periods.

Dividends

Ordinary dividends for 2002 reflect those payable in the ordinary course of business (£586m), the transfer of excess regulatory capital following the transfer of the majority of Treasury assets to a fellow subsidiary undertaking of HBOS plc (£426m) and a dividend in specie to the former intermediate holding company (£250m).

Dividends of £49m on the non-cumulative preference shares are reflected in the profit and loss account for the year ended 31 December 2002.

Securitisation

In June 2002, Halifax plc securitised £3.5bn of residential mortgages as part of its ongoing funding programme. This involved establishing a £10.1bn master trust (Permanent Mortgage Trustee Limited). The beneficial interest in respect of 35% of each of the mortgages was transferred to Permanent Funding (No 1) Limited for £3.5bn. The financing for this arrangement was provided by Permanent Financing (No 1) PLC through the issue of mortgage backed bonds.

Subordinated Debt

£250m of perpetual floating rate subordinated loan stock was issued on 20 December 2002.

European Economic and Monetary Union ('EMU')

The Government has confirmed that they will make a decision on UK entry to the single currency within two years of commencement of the current Parliament i.e. by June 2003.

The HBOS Group continues to monitor government developments and remains actively involved in discussions within the Banking industry and other sectors of the economy to help assess the implications for the Group and its customers. The Group has undertaken an assessment of the potential impact arising from UK entry to the single currency and what such a programme of work would entail. This work is being undertaken under the direction of the Group's Euro Preparations Task Force, comprising senior representatives of the Group's UK business areas and support functions.

The uncertainty that exists around the Government's intentions and timings is such that it is not possible to make an accurate assessment of the total costs that would be involved in the euro changeover programme.

The Group's Operating Controls

The HBOS Group has complied throughout the year with all the provisions of the Combined Code on Corporate Governance ('the Code') as issued by the UK Listing Authority. The Code contains both general principles of good governance and detailed requirements. An explanation of how the Group complies is included within the Corporate Governance Statement in the accounts of HBOS plc.

The management of risk for Halifax plc group is undertaken within the framework operated for the HBOS Group. This section therefore refers to risk management across the whole of that Group, including Halifax plc, and references to Group and Board in this section, unless otherwise stated, are to the HBOS Group and Board.

This section reviews the Group's approach to risk management by describing:

- general principles for internal controls and operating practices;
- the governance structure for the Group's controls;
- the Group Risk functions which oversee risk management activities; and
- the major types of risk to which the Group is subject.

Internal Control

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This system has been in place throughout the period to the date of approval of the Report and Accounts. The system established provides a documented and auditable trail of accountability. It applies across the Halifax plc group's operations, covering strategic, financial, regulatory and operational risks and provides for assurances to successive levels of management and ultimately the Board.

The systems of internal control have been regularly reviewed by the Board and accord with the Turnbull guidance on internal control. In addition the Board has reviewed the effectiveness of the system of internal control specifically for the purposes of this statement.

The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable – and not absolute – assurance against material misstatement or loss.

Operating Principles and Practices

The Group seeks to maintain high standards of business conduct across all of its operations.

The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the Executive and recommended to the Board for approval. The Group Management Board also reviews the effectiveness of the risk management systems through reports from management and from the Group risk committees. Management has the prime responsibility for identifying and evaluating significant risks to the business and for designing and operating suitable controls. Internal and external risks are regularly assessed, including control breakdowns, disruption of information systems, competition and regulatory requirements.

The assessment process is consistent across the divisions and Group Functions and uses an iterative challenge process to provide successive assurances to ascending levels of management up to the Board.

In judging the effectiveness of the Group's controls, the Board reviews the reports of the Audit Committee and management. It also considers key performance indicators and reviews monthly financial and business performance showing variances against budgets.

Group Level Controls

The Group committee structure considers risks and risk management from the Group's perspective and is supported by the Group Risk functions, namely Group Financial Risk ('GFR') and Group Audit, Regulatory and Operational Risk ('GAROR'). Together, the Risk functions provide central oversight by reviewing and challenging the work of the business divisions' own risk committees and by providing functional leadership in the development and implementation of risk management techniques.

Audit Committee

Without diminishing its own accountability, the Board has delegated certain responsibilities to the Audit Committee including ensuring that there is regular review of the adequacy and efficiency of the internal control procedures and that there is a proper compliance structure throughout the Group. The Group's Audit Committee acts as the audit committee for Halifax plc and is supported by divisional Risk Control Committees.

The Audit Committee, which meets at least quarterly, inter alia reviews management's procedures for:

- identifying business risks and controlling their financial impact;
- preventing or detecting fraud;
- ensuring compliance with regulatory and legal requirements; and
- monitoring the operational effectiveness of policies and systems.

The Audit Committee, which summarises its findings to the Board, obtains assurance about the internal control and risk management environment through regular reports from GFR and GAROR and consideration of external auditors' reports and review of the minutes and work of divisional Risk Control Committees.

The divisional Risk Control Committees (which are described under 'Divisional Level Controls' below) operate under delegated authority from the Audit Committee and the planning and co-ordination of their activities is reviewed by the Audit Committee. These committees review, on behalf of the Audit Committee, the adequacy of the business divisions' systems of internal control (including financial, regulatory and operational risk management).

Group Credit Risk Committee

The Group Credit Risk Committee ('GCRC') is responsible for assisting the Board to formulate the Group's risk appetite, policies and strategies for managing the credit risk facing the Group.

It is also responsible for the implementation and maintenance of the Group's Credit Risk Management framework. It is supported by GFR, which monitors compliance with Group policies, standards and limits and aggregates credit risks to monitor the overall Group position independently from the business divisions.

Group Asset and Liability Committee

The Group Asset and Liability Committee ('GALCO') is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking business. It recommends market risk appetite, policy and guidelines to the Board. It is supported by GFR, which monitors compliance with Group policies, standards and limits and aggregates market risks to monitor the overall Group position independently from the business divisions.

Group Operational and Regulatory Risk Committee

The Group Operational and Regulatory Risk Committee ('GORRC') is responsible for the overall operational and regulatory risk management framework across the Group. It recommends policy and guidelines to the Board. It is supported by Group Regulatory Risk and Group Operational Risk, which recommend and monitor compliance with Group policies and standards.

Group Risk

Group Risk consists of two functions, GFR and GAROR, both of which report to the Group Finance Director.

The Chief Financial Risk Officer, Head of GAROR, Head of Group Internal Audit, Head of Group Regulatory Risk and Head of Group Operational Risk all have direct access to the Chairman of the Audit Committee and the Chief Executive.

The Group Risk areas provide functional leadership for specialist personnel throughout the Group's business areas and oversee risk management activities across the Group to ensure minimum standards are met, and monitor aggregate risk data at Group-wide and cross-divisional regulated entity levels.

GFR has two main areas of focus for Halifax plc group:

- Group Asset and Liability Management monitors compliance with Group policies, standards and limits and aggregates market risks to monitor the overall Group position; and
- Group Credit Risk monitors compliance with Group policies, standards and limits and aggregates all credit risks to monitor the overall Group position. In addition, specified Group Credit Risk colleagues have the authority to sanction specific transactions.

GAROR has three main areas of focus for Halifax plc group:

- Group Internal Audit supports the Audit Committee, divisional Risk Control Committees and senior management by reviewing independently and objectively the effectiveness of the control and risk environment;
- Group Regulatory Risk supports the GORRC to recommend policies and standards on regulatory risk and cultural issues for approval by the Board. It is also responsible for oversight of the Group's adherence to regulatory requirements and for oversight of communications with regulators on a Group-wide basis, with direct responsibility for relations with the Financial Services Authority ('FSA'), the Group's principal regulator; and
- Group Operational Risk supports the GORRC to recommend policies and standards on operational risk for approval by the Board, providing operational risk oversight of the implementation of those policies and standards.

Divisional Level Controls
Divisional Chief Executives have responsibility for managing strategic, market, credit, regulatory and operational issues affecting their own operations within the parameters of the Group policies set by the Board. All business divisions have divisional Risk Control Committees which comprise at least two independent Non-Executive Directors and an Executive Director, independent of that division, to provide objective assurance on the effectiveness of the division's internal control and risk management. These committees meet regularly to review the significant risks facing their division's business and the techniques used to identify, assess and manage them. Each business division also has its own risk management committee or committees, which relevant Group Risk personnel attend.

Regulatory Controls
The Group's business areas are regulated by a range of authorities including the FSA and regulators in overseas jurisdictions in which the Group operates.

The Group's activities are monitored by the regulators through periodic reviews and inspections. External auditors report to the regulators, when requested, on certain aspects of internal controls and other matters. The findings of those reports are also considered by the appropriate divisional Risk Control Committees, Audit Committees and Boards.

Mapping and Managing Risk
The Group is subject to risks, inherent in financial services activity. Halifax plc's principal activity is the provision of personal financial services. It consequently makes loans to and takes deposits from third parties. The main risks which the Group is subject to are detailed further below.

Credit Risk
This is the risk of financial loss from a customer's failure to settle financial obligations as they fall due. GCRC, comprised of senior executives, meets monthly (in general) and reviews the Group's lending portfolio to ensure a Group-wide understanding and control of credit risk.

Day to day management of credit risk is undertaken by specialist credit teams working within each business area in compliance with policies approved by the Board. A specialist support function within GFR provides centralised expertise in the area of credit risk measurement and management techniques. The performance of each portfolio is reported to the GCRC.

In Retail division, use is made, where it is practical to do so, of software technology in credit scoring new applications and current account overdraft extensions. In addition, behavioural scoring is used. Collections activity for credit card and current accounts, and for personal loans, is centralised for the various products and software systems are used to prioritise action. Mortgage collection is conducted through a number of collection payment departments.

Regulatory Risk
This is the risk that the Group, or any part of it, fails to meet the requirements or expectations of regulatory authorities or supervisors responsible for enforcing legislation, codes, or regulations governing the way that the Group's business activities are conducted within the UK or elsewhere. Regulatory risk can also arise where the Group fails to anticipate and manage regulatory change adequately.

The Group's approach to managing this risk is described in the section on Group Risk above.

Operational Risk

The HBOS Group has adopted the industry standard Basel Committee on Banking Supervision definition of operational risk:

'The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.'

The management of operational risk is an intrinsic part of every business manager's role. The HBOS Group's approach is to ensure business managers identify, assess, prioritise and manage all substantial risks in a cost effective and consistent manner.

To this end the Group uses a combination of risk self assessment, risk event and key risk indicator analysis, appropriate insurance cover and contingency arrangements, together with sound control procedures and systems. This approach is entirely consistent with the current requirements under the new Basel Capital Accord.

Each division and Group function is required half-yearly to compile an operational risk profile which sets out the internal assessment of risk and controls against consistent categories as a form of self certification. These profiles are presented to the risk control committees, the Audit Committee and the Board and are subject to independent review by the relevant risk teams. They are also validated by Group Internal Audit during the course of their work.

In addition a number of specialist support functions provide centralised expertise in operational risk areas such as information security, fraud, corporate insurance and business continuity planning.

Liquidity Risk

Liquidity risk is the risk that the Group will be unable to meet financial commitments arising from the cashflows generated by its business activities. This risk can arise from mismatches in the timing of cashflows relating to assets, liabilities and off-balance sheet instruments.

The FSA have agreed that the Group operates as an Integrated Banking Group. Under this arrangement, the Group's UK liquidity, including liquidity for the Halifax plc group, has been managed by HBOS Treasury Services plc, a subsidiary undertaking of Bank of Scotland, since 1 June 2002. HBOS Treasury Services plc operates within a framework and policies determined by GALCO, which ensures that the Group's funding requirements can be met at all times and that a stock of high quality liquid assets is maintained in a form and at a level which reflects prudent banking practice.

A further objective is to raise funding as cost effectively as possible whilst ensuring that no significant unintended mismatches arise between loans and deposits. Close control is exercised over both volume and quality of short term deposits, with the sources and maturities being managed to avoid a concentration of funding requirements at any one time from any one source. The framework ensures that the Group meets regulatory authority requirements.

Market Risk

This is the risk of financial loss from changes in market prices of financial instruments – typically resulting from movements in interest rates (interest rate risk), equity or other indices, and foreign exchange rates (foreign exchange risk). Overall accountability for the management of market risk and responsibility for allocating limits for banking activities, within the parameters set by the Board, lies with GALCO.

Interest Rate Risk

The primary market risk faced by the Group is interest rate risk. Interest rate risk exists where the Halifax plc group's financial assets and liabilities have interest rates set under different bases or reset at different times.

The Group assumes interest rate risk from dealings with customers, through fixed term lending, deposit taking or derivative contracts. This risk is monitored by Group and divisional Asset and Liability Management within a framework determined by GALCO. Since 1 June 2002, when the former Halifax plc group treasury was integrated with the former Bank of Scotland treasury, trading activity has been undertaken by HBOS Treasury Services plc.

The effect of interest rate movements is assessed using sensitivity analysis and other modelling techniques. Sensitivity to interest rate movements is shown in note 42 to the accounts which provides the year end repricing profile for Halifax plc group's financial assets and liabilities in the non-trading book, which includes lending, funding and liquidity activities.

Foreign Exchange Risk

Structural foreign exchange exposures arise from the group's investments in overseas subsidiaries and other investments. During 2002, the Halifax plc group did not have any material structural foreign exchange exposures.

Trading

Until 1 June 2002, trading activities were conducted through the Halifax plc group treasury. This division was then integrated with the Bank of Scotland treasury services, and the Group's market risk trading activities are now principally conducted in the UK by HBOS Treasury Services plc, a subsidiary undertaking of Bank of Scotland. On integration, the majority of the financial instruments held in the trading book were transferred to HBOS Treasury Services plc. For instruments not transferred, any residual interest rate risk was transferred to HBOS Treasury Services plc by the creation of new derivative transactions.

The Group employs several complementary techniques to measure and control trading activities including: Value at Risk ('VaR'), sensitivity analysis, stress testing and position limits. The VaR model used forecasts the Group's exposure to market risk within an estimated level of confidence over a defined time period.

As at 31 May 2002, the last date at which the Halifax plc group treasury was engaged in trading, the VaR value for Halifax plc was £11.2m. The maximum VaR value for the Halifax plc group during the year was £12.8m. The calculation is based upon a confidence interval of 99% with a one day holding period. The Group recognises that the VaR methodology cannot guarantee the maximum loss that may be suffered in any trading period, particularly in the event of market turmoil. Therefore, stress testing is used to simulate the effect of selected adverse market movements.

The Halifax plc group's trading market risk exposure for the period to 31 May 2002 is analysed in note 43 to the accounts on page 59.

At the year end, whilst there are still trading derivatives in place, there is no VaR to Halifax plc group.

Derivatives

In the normal course of banking business, the Group uses a limited range of derivative instruments for both trading and non-trading purposes. The principal derivative instruments used are interest rate swaps, interest rate options, cross currency swaps, forward rate agreements, forward foreign exchange contracts and futures. The Group uses derivatives primarily as a risk management tool for hedging interest rate and foreign exchange rate risk.

The table shown below provides an illustration of the traditional banking services and activities which can give rise to market risk exposures and the way in which this can be managed and mitigated by using derivatives.

Activity	Risk	Type of derivative
Management of the investment of reserves and other non-interest bearing liabilities	Sensitivity to falls in interest rates	Receive fixed interest rate swaps Purchase of interest rate floors
Fixed and capped rate mortgage lending	Sensitivity to increases in interest rates	Pay fixed interest rate swaps Purchase of interest rate caps
Fixed rate savings products	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Fixed rate funding	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Fixed rate asset investments	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
Investment and funding in non-sterling currencies	Sensitivity to changes in foreign exchange rates and interest rates	Cross currency interest rate swaps Foreign exchange contracts
Investment in assets/issuance with embedded options	Sensitivity to changes in underlying rates and rate volatility	Interest rate swaps, caps and floors Matched swaps with embedded options

Derivatives are used as part of trading activities to take, hedge and modify positions. All trading activity is overseen by an independent risk function within HBOS Treasury Services plc and is closely managed within strict controls and Board limits. Further details of the Halifax plc group's trading activity are set out above.

The Group's activity in derivatives is controlled within risk management limits set by GALCO. This framework recognises the principal risks including credit, operational, liquidity and market risk associated with derivatives. Details of derivative contracts outstanding at the year end are included in note 39 to the accounts on pages 54 and 55.

The Directors have pleasure in presenting the Annual Report & Accounts of Halifax plc for the year ended 31 December 2002.

Ultimate parent undertaking

For the period to 30 June 2002, Halifax plc was a subsidiary undertaking of Halifax Group plc. On 1 July 2002, Halifax plc transferred from being a subsidiary undertaking of Halifax Group plc to being a directly held subsidiary undertaking of HBOS plc.

Principal activities

The principal activity of the Halifax plc group is the provision of personal financial services. Halifax plc group's existing business, future prospects and key financial features are reviewed in the Business and Financial Review on pages 1 to 6. A list of the main subsidiary undertakings, and the nature of each company's business, is given in note 48 to the accounts on page 61.

Results and dividends

The group profit attributable to shareholders for the year ended 31 December 2002, as shown in the Consolidated Profit and Loss Account, was £845m.

The Directors have declared an interim dividend of £219m in respect of the year ended 31 December 2002. The dividends on the non-cumulative preference shares were paid on 15 March and 16 September 2002. A further preference dividend will be paid on 17 March 2003.

Transfer of Treasury assets and liabilities

On 1 June 2002, the majority of the Treasury assets and liabilities of Halifax plc were transferred to HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc, at book value. Funding of Halifax plc activities, following this transfer, is predominantly from Halifax plc's Retail Banking accounts and from HBOS Treasury Services plc.

Directors

The names of the current Directors are: Dennis Stevenson (Chairman), Sir Ronald Garrick (Deputy Chairman), James Crosby (Chief Executive), Mike Ellis (Finance Director), Phil Hodkinson, Andy Hornby, Colin Matthew, Gordon McQueen, George Mitchell, together with the following Non-Executive Directors: Charles Dunstone, Anthony Hobson, Brian Ivory, John Maclean, Coline McConville, Sir Bob Reid, Louis Sherwood and Philip Yea.

Lord Simpson and Sir Peter Burt retired on 15 May 2002 and 6 January 2003, respectively.

James Crosby, Charles Dunstone, Mike Ellis, Andy Hornby and Coline McConville will retire at the forthcoming Annual General Meeting and offer themselves for re-election.

Particulars of Directors' remuneration and interests in shares of the Group are given in note 6 to the accounts on page 25.

Employees

The Halifax plc group encourages applications for employment from disabled people and gives full consideration to such applicants based on their skills and abilities. In the event of an existing employee becoming disabled, we provide counselling and training support and seek to provide a suitable alternative position within the Group if the individual is unable to continue in their previous role. The Halifax plc group offers training and career development for all disabled staff. The views of disabled staff are sought through disability forums to ensure that our policies continue to recognise their requirements.

We also recognise that everyone has a voice in a fast-moving organisation, where positive dialogue is encouraged and valued. In addition to an annual opinion survey amongst all staff and monthly tracking of these opinions, we encourage discussion and consultation on all topics that are of interest to our people. Our internal communications programme is extensive and includes both group-wide communications, as well as local business communications. Through our recognition of the Independent Union of Halifax Staff, we provide staff with formal mechanisms for consultation and representation.

Payment policy

For the forthcoming period, the Halifax plc group's policy for the payment of suppliers will be as follows:

- payment terms will be agreed at the start of the relationship with the supplier and will only be changed by agreement;
- standard payment terms to suppliers of goods and services will be 30 days from receipt of a correct invoice for satisfactory goods or services which have been ordered and received unless other terms are agreed in a contract;
- payment will be made in accordance with the agreed terms or in accordance with the law if no agreement has been made; and
- suppliers will be advised without delay when an invoice is contested and disputes will be settled as quickly as possible.

The Halifax plc group complies with the Better Payment Practice Code. Information regarding this Code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

The Company had trade creditors outstanding at 31 December 2002 representing 21 days of purchases.

Charitable and political donations
During the year, the Halifax plc group made charitable donations in the UK of £918,239. Additionally, £983,266 has been made available to three charities benefiting from their affinity to the Halifax Visa Charity Credit Card. The charities involved are the British Heart Foundation, Cancer Research UK and Mencap.

Share capital
Full details of the authorised and issued share capital of the Company are provided in note 35 to the accounts on page 52.

On 12 June 2002 HBOS plc purchased 14,626,075 ordinary shares from Halifax QUEST Trustees Ltd for a consideration of £1,000. On the same day these shares were cancelled and HBOS plc issued the same number of new ordinary shares, at their nominal value of 25p per share, to HBOS QUEST Ltd. The transaction, which was approved by shareholders at the 2002 HBOS plc Annual General Meeting, resolved an outstanding matter from the corporate restructuring of Halifax plc in 1999 and the subsequent merger of Halifax Group plc, the Company's former parent undertaking, and Bank of Scotland in 2001. The shares issued to HBOS QUEST Ltd will be used to satisfy entitlements of employees of Halifax plc arising on the exercise of options under the sharesave schemes operated by HBOS plc.

The Company has authority to purchase up to 80 million of its £1 preference shares. This authority remains valid until the Annual General Meeting or, if earlier, 15 August 2003. A resolution will be put to shareholders to renew the authority at the forthcoming Annual General Meeting.

Corporate governance and Directors' remuneration
As the Company's only listed securities are fixed income shares, no separate report on corporate governance or Directors' remuneration is presented (paragraph 9.47 of the Listing Rules).

Auditors
A resolution to re-appoint KPMG Audit Plc as auditors will be put to shareholders at the forthcoming Annual General Meeting.

On behalf of the Board
H F Baines
Company Secretary
24 February 2003

Statement of Directors' Responsibilities for Accounts

The following statement, which should be read in conjunction with the Independent Auditors' Report on page 15, enables shareholders to distinguish the respective responsibilities of the Directors and the Auditors in relation to the accounts.

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss for that period. In preparing those accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts;
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company and the group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Going concern

The Directors are satisfied that the Halifax plc group has adequate resources to continue in business for the foreseeable future and consequently the going concern basis continues to be appropriate in preparing the accounts.

Independent Auditors' Report to the Members of Halifax plc

We have audited the accounts on pages 16 to 62.

This Report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and Accounts. As described on page 14, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the group is not disclosed.

We read the other information contained in the Annual Report and Accounts, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the group as at 31 December 2002 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Leeds
24 February 2003

Accounting Convention

The accounts have been prepared under the historical cost convention in compliance with the special provisions of Part VII of the Companies Act 1985 applicable to banking groups, modified by the revaluation of items held for trading purposes and the revaluation of investment properties. The accounts have been prepared in accordance with applicable accounting standards and pronouncements of the Urgent Issues Task Force and in accordance with applicable Statements of Recommended Practice being those issued by the British Bankers' Association and the Finance and Leasing Association.

Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the group for the purposes of giving a true and fair view.

Basis of Preparation

Under the arrangements to merge Halifax Group plc, the Company's former parent undertaking, and Bank of Scotland Group, HBOS plc became the parent company of Halifax Group plc with effect from 10 September 2001.

No material changes to the accounting policies and practices of Halifax plc have arisen as a consequence of the merger of Halifax Group plc and Bank of Scotland Group. Certain changes have been made to presentation, none of which have a material effect.

In the current year, the group implemented FRS 19 'Deferred Tax'. The cumulative impact on the taxation charge relating to previous years has been recognised in the accounts as a prior year adjustment and the prior year results have been restated. The effect of implementing this new accounting standard was to reduce the taxation on profit on ordinary activities by £3m (2001: £2m), increase the profit on ordinary activities after taxation by £3m (2001: £2m) and increase the value of the group's reserves at 31 December 2001 by £17m (2000: £15m). This is mainly due to the recognition in full of a deferred tax asset on the general provision for bad and doubtful debts.

Basis of Consolidation

The Halifax plc group accounts include the audited results of the Company and its subsidiary undertakings. The accounts of all principal subsidiary undertakings are made up to 31 December.

Joint Ventures

Joint ventures in which the group has a long-term interest and shares control under a contractual agreement with other parties are accounted for using the gross equity method.

Goodwill

The excess of the fair value of purchase consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, associated undertakings, joint ventures and other businesses arising on acquisitions after 31 December 1997 is capitalised. This goodwill is amortised by equal instalments over its estimated useful life, normally 20 years.

Goodwill arising on acquisitions prior to 1 January 1998 was written off to reserves in the year in which it arose and has not been reinstated, as permitted by FRS 10 'Goodwill and Intangible Assets'. On the disposal of subsidiary undertakings and other businesses any related goodwill charged directly to reserves prior to 1 January 1998 is reinstated and included in the calculation of the profit or loss on disposal.

Goodwill carried in the consolidated balance sheet is subject to impairment review when events or changes in circumstances indicate that the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year. Impairment charges, if any, are included within goodwill amortisation.

Loans and Advances

Loans and advances are held at cost less provisions.

Specific provisions are made for advances that are recognised to be bad or doubtful. Specific provisions are assessed on a case by case basis or, where this is not practical, as part of a portfolio of similar advances using loan loss estimation models. A general provision, to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained based on loan loss estimation models. The models reflect the historical loan loss experience relevant to the particular market segment or product and include adjustments for economic and business climate factors and management experience. Provisions made during the year are charged to the profit and loss account, net of recoveries. Provisions are written off to the extent that there is no longer any realistic prospect of recovery.

Securitisation

Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages. The principal benefits of these advances were acquired from the group by special purpose securitisation companies which fund their purchase primarily through the issue of floating rate notes. In accordance with FRS 5 'Reporting the Substance of Transactions', the proceeds of these note issues are shown deducted from the securitised assets on the face of the balance sheet.

Finance and Operating Leases

Assets leased to customers which transfer substantially all the risks and rewards of ownership to the customer are classified as finance leases and are recorded within loans and advances to customers or loans and advances to banks. The net investment in finance leases represents total minimum lease payments less gross earnings allocated to future periods.

All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less aggregate depreciation.

Finance lease income is credited to interest receivable using an actuarial method to give a constant periodic return on the net cash investment. Operating lease rentals are recognised in the profit and loss account on a straight line basis with depreciation charged using an actuarial method to give a constant periodic return on the net cash investment.

Unguaranteed residual values in respect of both finance lease and operating lease assets are reviewed regularly and any impairments identified are charged to operating expenses.

Debt Securities

(i) Debt securities and other fixed interest securities held for trading are included at market value with gains or losses included in dealing profits. The difference between the cost and market value of securities held for trading is not disclosed as its determination is not practicable.

(ii) Debt securities and other fixed interest securities held for the longer term are included at cost less amounts written off and adjusted for the amortisation of premiums or discounts arising on purchase of investments redeemable at fixed dates. Such premiums or discounts are taken to interest receivable on a straight line basis over the period to redemption. The use of a straight line basis does not result in a material difference to the amount of amortisation taken to interest receivable compared to the amortisation had a level gross yield basis been used. Gains or losses on realisation are taken to interest receivable as they arise.

(iii) Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Halifax plc group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks or customer accounts. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Halifax plc group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions within interest payable or interest receivable as appropriate.

Investment Properties

Investment properties are accounted for in accordance with Statement of Standard Accounting Practice ('SSAP') 19 'Accounting for Investment Properties' and are revalued annually to open market value. Changes in market value are reflected in the revaluation reserve except when an impairment is deemed to be permanent, when the loss is charged directly against the current year's profit.

No depreciation is provided in respect of investment properties. This treatment is a departure from the requirements of the Companies Act 1985 which require all properties to be depreciated. However, the Directors consider that these properties are not held for consumption but for investment and that to depreciate them would not give a true and fair view. The amount of depreciation which might otherwise have been charged cannot be separately identified or quantified as it is not practical to assess the estimated useful lives for investment properties.

Tangible Fixed Assets and Depreciation

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over fifty years or the length of the lease term if shorter. Improvements to leasehold properties with unexpired lease terms of fifty years or less are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, including fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and fifteen years. Software development costs which lead to the creation of a definable software asset, subject to a de minimis limit, are capitalised and depreciated over their expected lives, generally four years.

Provision is made for the diminution in value of any tangible fixed asset where impairment is identified. The resulting net book value of the asset is written off over its remaining expected economic life. Impairment charges are included within operating expenses.

Taxation
Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Dated and Undated Loan Capital
Dated and undated loan capital is included at the nominal value adjusted for premiums, discounts and expenses, all of which are amortised evenly over the period to redemption or reset. This does not result in a material difference to the amount of amortisation had a level gross yield basis been used.

Fees and Commissions Receivable
Arrangement fees and commissions receivable for the continuing servicing of loans and advances are recognised on the basis of work done. Those receivables in respect of bearing risk, including premiums received by the group on high loan to value mortgages, are recognised on a straight line basis over the expected period of the advance or risk exposure. Other fees are recognised when receivable.

Mortgage Incentives
All costs associated with mortgage incentive schemes are charged in full in the year in which the expense is incurred.

Retirement Benefits
The cost of providing retirement pensions and related benefits is charged against profits on a systematic basis over the employees' service lives in accordance with SSAP 24 'Accounting for Pension Costs'.

Foreign Currencies
Assets and liabilities and profit and loss accounts are translated at the rates of exchange ruling on the balance sheet date or at the forward exchange rate, as appropriate.

Exchange differences arising on the translation of foreign equity investments are taken to reserves except to the extent that they are offset by corresponding differences arising on the translation of related borrowing. All other exchange differences are included in dealing profits.

Collateral and Netting
The group nets loans, deposits and derivative transactions where it enters into master agreements (occasionally collateralised) with counterparties to ensure that if an event of default occurs all amounts outstanding with these counterparties will be settled on a net basis. Where the master agreements are collateralised, the collateral will take the form of a lien over the counterparty's assets thereby enabling the Group to claim on these assets in respect of existing and future liabilities.

Derivatives
Derivative financial instruments used for trading and non-trading purposes include interest rate swaps, cross currency swaps, futures, options, forward rate agreements and caps, floors and collars.

(i) Trading derivatives, which include customer driven and proprietary transactions and hedges thereof, are carried in the accounts at fair value with gains or losses included in dealing profits. The fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from appropriate financial models using the actual or modelled cash flows. Fair value adjustments are made where appropriate, to cover credit risk, liquidity risk and future administrative costs.

(ii) Non-trading derivatives, which are used primarily as a risk management tool for hedging interest rate and foreign exchange rate risk arising on on-balance sheet assets and liabilities, are accounted for on an accruals basis reflecting the treatment of the underlying items being hedged.

In order to qualify as a hedge, a derivative must effectively reduce any risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. Changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item over the life of the hedge contract. Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is itself recognised. Where a hedge transaction is terminated early, any profit or loss is spread over the remaining life of the underlying asset or liability being hedged. In other circumstances, where the underlying item subject to the hedge is extinguished, the hedge transaction is measured at fair value and any profit or loss is recognised immediately.

Cash Flow Statement
Under FRS 1 (revised 1996) the Company is exempt from the requirement to prepare a cash flow statement as the parent undertaking, HBOS plc, includes the Company in its own published consolidated accounts.

Consolidated Profit and Loss Account
(for the year ended 31 December 2002)

	Notes	£m	2002 £m	£m	2001 (Restated)* £m
Interest receivable:					
Interest receivable and similar income arising from debt securities			306		1,041
Other interest receivable and similar income			7,230		7,817
			7,536		8,858
Interest payable			(5,166)		(6,581)
Net interest income			2,370		2,277
Fees and commissions receivable			902		729
Fees and commissions payable			(272)		(211)
Other operating income			148		63
Net operating income					
Continuing operations			3,148		2,819
Discontinued operations	1		–		39
	2		3,148		2,858
Administrative expenses	3	(1,548)		(1,405)	
Depreciation and amortisation:					
Tangible fixed assets		(167)		(161)	
Operating lease assets		(14)		(9)	
Goodwill amortisation		(24)		(23)	
		(205)		(193)	
Operating expenses			(1,753)		(1,598)
Provisions for bad and doubtful debts	18		(214)		(115)
Provisions for contingent liabilities and commitments			–		5
Amounts written off fixed asset investments	19		(1)		(9)
Operating profit					
Continuing operations			1,180		1,118
Discontinued operations	1		–		23
			1,180		1,141
Before exceptional items		1,249		1,183	
Exceptional items	4	(69)		(42)	
Share of operating profit in joint ventures	10		7		7
Profit on ordinary activities before taxation			1,187		1,148
Before exceptional items		1,256		1,190	
Exceptional items	4	(69)		(42)	
Tax on profit on ordinary activities	11		(336)		(350)
Profit on ordinary activities after taxation			851		798
Before exceptional items		901		829	
Exceptional items	4	(50)		(31)	
Minority interests (equity)			(6)		–
Profit attributable to shareholders	12		845		798
Ordinary dividends	13		(1,262)		(421)
Preference dividends	13		(49)		(49)
Transfer (from)/to reserves	36		(466)		328

* The comparatives have been restated for the effects of FRS 19 'Deferred Tax' (Basis of Preparation on page 16).

It is estimated that the Halifax plc group profit on ordinary activities before taxation and transfer (from)/to reserves calculated solely on a historical cost basis would not differ materially from those stated in the Consolidated Profit and Loss Account above.

The statement of accounting policies on pages 16 to 18 and the notes on pages 23 to 62 form part of these accounts.

Consolidated Statement of Total Recognised Gains and Losses
(for the year ended 31 December 2002)

		Group
	2002 £m	2001 (Restated) £m
Profit attributable to shareholders	**845**	798
Exchange translation	**2**	–
Total recognised gains and losses in the year	**847**	798
Prior year adjustment on the implementation of FRS 19	**17**	
Total recognised gains and losses since the last annual report	**864**	

The statement of accounting policies on pages 16 to 18 and the notes on pages 23 to 62 form part of these accounts.

Consolidated Balance Sheet
(as at 31 December 2002)

	Notes	2002 £m	2001 (Restated) £m
Assets			
Cash and balances at central banks		**324**	233
Treasury bills and other eligible bills	14	**127**	3,566
Loans and advances to banks	15	**1,185**	7,946
Items in the course of collection from other banks		**497**	521
Loans and advances to customers	16	**137,974**	121,008
Less: non-returnable finance		**(3,474)**	–
		134,500	121,008
Debt securities	19	**1,019**	32,701
Investments in joint ventures:	20		
Share of gross assets		**725**	637
Share of gross liabilities		**(578)**	(490)
		147	147
Intangible fixed assets	22	**380**	411
Tangible fixed assets	23	**1,092**	1,043
Operating lease assets	24	**1,085**	688
Other assets	25	**442**	1,912
Prepayments and accrued income	27	**420**	1,295
Total Assets		**141,218**	171,471
Liabilities			
Deposits by banks	28	**29,618**	19,949
Items in the course of transmission to other banks		**480**	514
Customer accounts	29	**94,508**	100,774
Debt securities in issue	30	**3,863**	34,710
Other liabilities	31	**460**	2,626
Accruals and deferred income	32	**3,103**	3,638
Provisions for liabilities and charges:	33		
Deferred taxation		**213**	78
Other provisions		**102**	117
		315	195
Subordinated liabilities:	34		
Dated loan capital		**2,385**	2,392
Undated loan capital		**575**	325
		2,960	2,717
Shareholders' funds (including non-equity interests):			
Called up share capital	35		
– ordinary shares		**487**	487
– preference shares		**800**	800
Share premium account	36	**125**	125
Capital redemption reserve	36	**18**	18
Profit and loss account	36	**4,454**	4,918
		5,884	6,348
Minority interests (equity)		**27**	–
Total Liabilities		**141,218**	171,471
Memorandum items	38		
Contingent liabilities			
Acceptances and endorsements		**–**	81
Guarantees and assets pledged as collateral security		**14**	54
		14	135
Commitments			
Other commitments		**28,904**	13,989

Approved by the Board on 24 February 2003 and signed on its behalf by:

Lord Stevenson	A J Hobson	J R Crosby	M H Ellis
Chairman	Chairman of Audit Committee	Chief Executive	Finance Director

The statement of accounting policies on pages 16 to 18 and the notes on pages 23 to 62 form part of these accounts.

Company Balance Sheet
(as at 31 December 2002)

	Notes	2002 £m	2001 (Restated) £m
Assets			
Cash and balances at central banks		**324**	232
Treasury bills and other eligible bills	14	**–**	3,462
Loans and advances to banks	15	**1,085**	7,798
Items in the course of collection from other banks		**496**	521
Loans and advances to customers	16	**138,611**	129,239
Less: non-returnable finance		**(3,474)**	–
		135,137	129,239
Debt securities	19	**24**	31,952
Shares in group undertakings	21	**1,386**	929
Intangible fixed assets	22	**380**	411
Tangible fixed assets	23	**969**	915
Operating lease assets	24	**31**	36
Other assets	25	**426**	1,911
Prepayments and accrued income	27	**395**	1,261
Total Assets		**140,653**	178,667
Liabilities			
Deposits by banks	28	**29,731**	19,941
Items in the course of transmission to other banks		**479**	514
Customer accounts	29	**94,412**	108,425
Debt securities in issue	30	**3,863**	34,710
Other liabilities	31	**457**	2,614
Accruals and deferred income	32	**2,964**	3,411
Provisions for liabilities and charges	33	**102**	117
Subordinated liabilities:	34		
Dated loan capital		**2,385**	2,392
Undated loan capital		**575**	325
		2,960	2,717
Shareholders' funds (including non-equity interests):			
Called up share capital	35		
– ordinary shares		**487**	487
– preference shares		**800**	800
Share premium account	36	**125**	125
Capital redemption reserve	36	**18**	18
Profit and loss account	36	**4,255**	4,788
		5,685	6,218
Total Liabilities		**140,653**	178,667
Memorandum items	38		
Contingent liabilities			
Acceptances and endorsements		**–**	81
Guarantees and assets pledged as collateral security		**14**	53
		14	134
Commitments			
Other commitments		**28,890**	13,912

Approved by the Board on 24 February 2003 and signed on its behalf by:

Lord Stevenson, *Chairman*

A J Hobson, *Chairman of Audit Committee*

J R Crosby, *Chief Executive*

M H Ellis, *Finance Director*

The statement of accounting policies on pages 16 to 18 and the notes on pages 23 to 62 form part of these accounts.

1 Transfer of Subsidiaries and Treasury Operations

On 1 April 2001, Halifax plc transferred its subsidiary, Halifax General Insurance Services Ltd, to Halifax Group plc for consideration of £38m. This transaction gave rise to neither a gain nor a loss in the consolidated accounts of Halifax plc.

The annual contribution to the group's results from this activity in previous years was material. This activity was therefore regarded as a discontinued activity for Halifax plc's accounts in the year to 31 December 2001.

This transfer is set out below:

	Group
	2001 £m
Consideration	38
Net assets transferred	(38)
	–

The results of this discontinued operation for the period up to transfer are set out below:

	3 months to 31.3.01 £m
Fees and commissions receivable	38
Other operating income	1
Operating income	39
Administrative expenses	(16)
Operating profit	23

On 1 June 2002, the majority of the Treasury assets and liabilities of Halifax plc were transferred to HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc, at book value. Funding of Halifax plc activities, following this transfer, is predominantly from Halifax plc's Retail Banking accounts and from HBOS Treasury Services plc.

The principal items transferred comprised: treasury bills and other eligible bills, loans and advances to banks, debt securities, deposits by banks and certain debt securities in issue. Some of these balances have been replaced by intercompany balances to or from HBOS Treasury Services plc.

Virtually all of the external derivatives have been transferred from Halifax plc to HBOS Treasury Services plc. These have been replaced by intercompany derivatives for hedging purposes.

2 Net Operating Income

		Group
	2002 £m	2001 £m
Net operating income includes:		
Mortgage incentives	**(1,030)**	(1,003)
Interest payable on subordinated liabilities	**(160)**	(192)
Dealing profits	**43**	6
Finance lease rental income	**30**	30
Operating lease rental income	**51**	23
Profits less (losses) on disposal of investment securities	**(1)**	40

Dealing profits arose from the group's trading book. The types of instrument in which the group traded are as set out in note 39.

3 Administrative Expenses

Administrative expenses (excluding exceptional items) includes:

	Group	
	2002 £m	2001 £m
Staff costs (note 5)	**877**	852
Property rentals	**83**	82
Hire of equipment	**24**	23

4 Exceptional Items

Included within administrative expenses, exceptional costs have been charged as follows:

	Group	
	2002 £m	2001 £m
Merger integration costs	**(69)**	(42)
Tax effect	**19**	11

The merger integration costs comprise the costs of integration and reorganisation following the merger of Halifax Group plc, the Company's former parent undertaking, and Bank of Scotland Group in September 2001.

5 Staff

The average number of persons employed by the group during the year was:

	Group	
	2002 Number	2001 Number
Full time	**24,459**	24,829
Part time	**10,613**	10,271
	35,072	35,100

	Group	
	2002 £m	2001 £m
The aggregate remuneration payable to those employees comprises:		
Wages and salaries	**789**	770
Social security costs	**59**	52
Other pension costs (note 9)	**27**	28
Other post-retirement benefits (note 9)	**2**	2
Staff costs charged to administrative expenses	**877**	852

6 Directors' Remuneration

		Company
	2002	2001
	£000	£000
Total potential pre-tax gains on share option exercises	**1**	1,199
Long-term incentive schemes	**–**	1,274

The Directors of Halifax plc are also Directors of HBOS plc. No Director received emoluments for qualifying services to Halifax plc in the year ended 31 December 2002 or the comparative period. Full details of the Directors' remuneration are set out in the Report of the Board in relation to remuneration policy and practice of HBOS plc in its Annual Report and Accounts for the year ended 31 December 2002.

The beneficial interests of the Directors and their immediate families in the ordinary shares of HBOS plc, the holding company, are set out below:

Table 1

	Number of shares at 31.12.02	Number of shares at 1.1.02
Chairman		
Dennis Stevenson	**97,096**	118,303
Executive Deputy Chairman		
Sir Peter Burt	**529,414**	508,615
Executive Directors		
James Crosby	**96,969**	55,299
Mike Ellis	**73,514**	39,638
Phil Hodkinson	**10,524**	197
Andy Hornby	**40,781**	17,228
Gordon McQueen	**54,709**	54,445
Colin Matthew	**54,084**	41,348
George Mitchell	**48,092**	32,833
Non-Executive Directors		
Charles Dunstone	**100,000**	100,000
Sir Ronald Garrick	**9,799**	3,773
Anthony Hobson	**2,000**	1,000
Brian Ivory	**11,000**	11,000
Coline McConville	**2,070**	2,070
John Maclean	**5,036**	5,030
Sir Bob Reid	**28,195**	27,160
Louis Sherwood	**2,000**	10,000
Philip Yea	**9,529**	6,185

Notes to Table 1

James Crosby, Brian Ivory, John Maclean, George Mitchell and Sir Bob Reid all have a non-beneficial interest as at 31 December 2002 in 7,830,342 ordinary shares (1 January 2002: 7,723,565 shares) as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

Brian Ivory has a non-beneficial interest in 4,500 ordinary shares (1 January 2002: 4,500 shares).

Dennis Stevenson has a non-beneficial interest in nil ordinary shares of 15p each (1 January 2002: 120,000 shares) of St. James's Place Capital plc, a fellow subsidiary undertaking of HBOS plc. Dennis Stevenson ceased to have a beneficial interest in 21,614 ordinary shares of HBOS plc and ceased to have a non-beneficial interest in 120,000 ordinary shares of St. James's Place Capital plc during the year. These interests were previously included in Dennis Stevenson's overall interests in relation to a connected person (within the meaning of the Companies Act) who, during the year, ceased to be classed as a connected person.

The annual incentive for 2002 will be paid in cash. As reported in the Report of the Board in relation to remuneration policy and practice of HBOS plc for 2002, these cash payments total £2,124,000 (2001: £1,621,000). Directors, in common with most other HBOS employees, may elect to purchase shares with this cash in March 2003. Those who do and retain their shares for three years will receive a 50% enhancement to their shareholding.

6 Directors' Remuneration Continued

Certain Executive Directors have conditional entitlements to shares arising from the annual incentive for 2000 and/or 2001. Where the annual incentive was taken in shares and these shares are retained in trust for three years, the following shares will also be transferred to the Directors.

Table 2

	Grant effective from	**Shares as at 31.12.02**
Sir Peter Burt	March 2002	**9,863**
James Crosby	March 2001	**9,710**
	March 2002	**19,335**
Mike Ellis	March 2001	**7,308**
	March 2002	**14,501**
Phil Hodkinson	March 2002	**5,163**
Andy Hornby	March 2001	**5,533**
	March 2002	**11,762**
Colin Matthew	March 2002	**5,692**
George Mitchell	March 2002	**7,017**

Note to Table 2

The shares, which relate to the 2000 and 2001 operations of the Short-term Incentive Plan, were granted at £6.752 and £7.68, respectively.

These shares will be released after three years, subject to the incentive shares still being held and subject to the participant still being in the Group's employment at that time or being a qualifying leaver.

Details of the ordinary shares of HBOS plc which have been conditionally awarded to Directors under the Long-term Incentive Plan and Special Long-term Incentive Plan are set out below. The performance conditions relating to these conditional awards are set out in the notes below the table.

Table 3

	Grant effective from	At 31.12.01	Granted in year	**At 31.12.02**
James Crosby	January 2000	62,684	–	**62,684**
	January 2001	70,992	–	**70,992**
	January 2002	–	75,000	**75,000**
		133,676	75,000	**208,676**
Mike Ellis	January 2000	47,935	–	**47,935**
	January 2001	53,435	–	**53,435**
	January 2002	–	56,250	**56,250**
		101,370	56,250	**157,620**
Andy Hornby	January 2000	80,752	–	**80,752**
	January 2001	40,458	–	**40,458**
	January 2002	–	45,625	**45,625**
		121,210	45,625	**166,835**
Phil Hodkinson	January 2001	53,435	–	**53,435**
	January 2002	–	87,500	**87,500**
		53,435	87,500	**140,935**
Gordon McQueen	January 2002	–	45,625	**45,625**
		–	45,625	**45,625**
Colin Matthew	January 2002	–	45,625	**45,625**
		–	45,625	**45,625**

6 Directors' Remuneration Continued

Table 3 Continued

	Grant effective from	At 31.12.01	Granted in year	**At 31.12.02**
George Mitchell	January 2002	–	56,250	**56,250**
		–	56,250	**56,250**
Dennis Stevenson	July 1999	15,853	–	**15,853**
	January 2000	36,873	–	**36,873**
	January 2001	38,168	–	**38,168**
	January 2002	–	56,250	**56,250**
		90,894	56,250	**147,144**

Notes to Table 3

Note 1

Shares under these plans were granted using the average market price in the ten business days ending at the previous year or period end, as follows:

Plan	Share Grant Price £
July 1999 – December 2002	7.885
January 2000 – December 2002	6.78
January 2001 – December 2003	6.55
January 2002 – December 2004/06	8.00

Note 2

The grant effective from January 2000 for Andy Hornby includes 44,248 shares which are related to his joining arrangements.

The grants effective from January 2001 and January 2002 for Phil Hodkinson include 53,435 shares and 43,750 shares, respectively, which are related to his joining arrangements.

Note 3

Awards are not pensionable.

Note 4

Subject to performance and subject also to a minimum release of 60% of the grant, as agreed by Halifax shareholders at the time of the merger, shares granted under the long-term plans effective from January 2000 and January 2001 will be released to most individuals shortly after the three-year anniversary (three and a half-year anniversary in respect of the grant effective from July 1999) of the relevant effective grant date. However, shares receivable by Executive Directors and the Chairman from those grants will be retained by them for an additional two years.

For the 2002 grant, all participants can choose to take any shares released after three years or can continue to participate in the scheme for a further two years and take shares at that point based on the better of the three year and five year performance outcome. This design feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and the benefit of shareholders.

Note 5

In the case of Dennis Stevenson the grants are awards of notional shares. For technical reasons he will become entitled to the cash value of the relevant shares on vesting. This value will, subject to any withholdings for tax or National Insurance, be applied in acquiring shares on his behalf.

Note 6

The number of shares to be released to participants is dependent on the HBOS Group's total shareholder return ('TSR') over a three year (three and a half year in respect of the grant effective from July 1999) period, compared to the annualised weighted average TSR of a basket of comparator companies over an equivalent period.

6 Directors' Remuneration Continued

Shares will be released as follows:

HBOS Group's relative TSR performance	Amount released *as a % of* share grant
1999-2001 grants	
0% p.a. (or below)	0
+4% p.a.	100
+8% p.a. (or above)	200
2002 grant	
0% p.a. (or below)	0
+3% p.a.	100
+6% p.a. (or above)	200

Intermediate positions are determined by interpolation.

Note 7

The performance period for the July 1999 grant ended on 31 December 2002. HBOS's (and previously Halifax's) TSR over the performance period exceeded the weighted average of the comparator group by 5.55% so 138.75% of the share grant will be released to the grant recipient, subject to Notes 4 and 5 above.

The performance period for the January 2000 grant ended on 31 December 2002. HBOS's (and previously Halifax's) TSR over the performance period exceeded the weighted average of the comparator group by 9.02% so 200% of share grants will be released to grant recipients, subject to Note 4 above.

Full details concerning these shares, which will be released to the Chairman and Executive Directors during 2003 subject to Notes 4 and 5 above, will be contained in the 2003 HBOS plc Annual Report & Accounts.

Details of the options granted under the Bank of Scotland Long-term Incentive Plan are set out below.

Table 4	Grant effective from	At 31.12.01	Exercised in year	**At 31.12.02**	Share option price £	Exercisable
Sir Peter Burt	May 2000	75,000	–	**75,000**	5.5150	2003
	October 2000	90,000	–	**90,000**	6.1000	2003
		165,000	–	**165,000**		
Gordon McQueen	October 1995	48,000	–	**48,000**	2.5983	2003-2005
	October 1996	45,000	–	**45,000**	2.7367	2003-2006
	October 1997	32,000	–	**32,000**	5.3533	2003-2007
	October 1998	5,223	–	**5,223**	5.7433	2003-2008
	October 1998	29,777	–	**29,777**	5.8350	2003-2008
	May 2000	35,000	–	**35,000**	5.5150	2003-2010
	October 2000	40,000	–	**40,000**	6.1000	2003-2010
		235,000	–	**235,000**		
Colin Matthew	October 1995	48,000	–	**48,000**	2.5983	2003-2005
	October 1996	50,000	–	**50,000**	2.7367	2003-2006
	October 1997	28,000	–	**28,000**	5.3533	2003-2007
	October 1998	5,223	–	**5,223**	5.7433	2003-2008
	October 1998	29,777	–	**29,777**	5.8350	2003-2008
	May 2000	40,000	–	**40,000**	5.5150	2003-2010
	October 2000	40,000	–	**40,000**	6.1000	2003-2010
		241,000	–	**241,000**		
George Mitchell	October 1996	50,000	–	**50,000**	2.7367	2003-2006
	October 1997	35,000	–	**35,000**	5.3533	2003-2007
	October 1998	40,000	–	**40,000**	5.8350	2003-2008
	May 2000	5,572	–	**5,572**	5.3833	2003-2010
	May 2000	39,428	–	**39,428**	5.5150	2003-2010
	October 2000	50,000	–	**50,000**	6.1000	2003-2010
		220,000	–	**220,000**		

6 **Directors' Remuneration** Continued

Notes to Table 4

Share options granted between 1995 and 2000 under Bank of Scotland's plans were subject to a performance pre-condition on exercise that options were not capable of being exercised unless growth in diluted earnings per share exceeded the growth in the Retail Price Index over a period of at least three consecutive financial years by not less than 2% per annum.

No performance target will apply in respect of unapproved share options following the third anniversary of grant, as agreed by Bank of Scotland stockholders at the time of the merger.

The performance target in respect of approved share options has now been satisfied for all grants and consequently all approved options become exercisable in accordance with the rules of the plans. No further grants will be made under any of these plans. No options lapsed in the period 1 January 2002 to 24 February 2003, the date of approval of this Annual Report and Accounts.

Certain Executive Directors have taken up membership of the Sharesave Plan and the projected numbers of HBOS plc ordinary shares which they would be entitled to purchase at the end of the relevant pre-determined period are set out below:

Table 5

	Grant effective from	At 31.12.01	Granted in year	Lapsed in year	Exercised in year	**At 31.12.02**	Initial exercise date	Expiry date	Exercise price
James Crosby	Sept 1997	2,980	–	–	2,980	**–**	Sept 2002	Mar 2003	£5.7879
	Sept 2002	–	2,748	–	–	**2,748**	Jan 2008	Jun 2008	£5.975
Mike Ellis	Sept 1997	2,980	–	–	2,980	**–**	Sept 2002	Mar 2003	£5.7879
Phil Hodkinson	Sept 2002	–	2,970	–	–	**2,970**	Jan 2010	Jun 2010	£5.975
Andy Hornby	Oct 2000	2,362	–	–	–	**2,362**	Oct 2003	Apr 2004	£4.10
Gordon McQueen	Nov 2000	3,571	–	–	–	**3,571**	Dec 2005	June 2006	£4.7253
George Mitchell	Oct 2001	1,723	–	–	–	**1,723**	Jan 2005	June 2005	£5.62

Note to Table 5

Sharesave options for James Crosby and Mike Ellis were exercised in October 2002 and December 2002, respectively, and each has bought the number of shares under option. The market prices on the dates of exercise were £5.65 and £6.265 respectively.

Certain Executive Directors, together with certain other colleagues, are deemed to have or have had an interest or a potential interest as potential discretionary beneficiaries under:

- The Group's Employee Share Ownership Trust. As such, they were each treated as at 31 December 2002 as being interested in the 8,606,603 ordinary shares (31 December 2001 – 2,100,617 ordinary shares) held by the trustee of this Trust. The shares held in the Trust will be used to satisfy share awards under the former Halifax Short-term and Long-term Incentive Plans. The relevant Executive Directors' specific individual interests are shown in Tables 2 and 3;
- The Group's Qualifying Employee Share Ownership Trust (previously the Halifax plc Qualifying Employee Share Ownership Trust). As such, they were each treated as at 31 December 2001 as having been interested in the 14,626,075 ordinary shares held by the trustee of this Trust. The shares held in the Trust were available to satisfy the exercise of rights granted under the former Halifax Sharesave Scheme. On 12 June 2002 HBOS plc purchased those shares for a consideration of £1,000 and on the same day HBOS plc issued the same number of new ordinary shares, at their nominal value of 25p per share, to the Group's Qualifying Employee Share Ownership Trust. The transaction, which was approved by shareholders at the 2002 Annual General Meeting, resolved an outstanding matter from the corporate restructuring of Halifax plc in 1999 and the subsequent merger of Halifax Group plc and Bank of Scotland in 2001. The relevant Executive Directors' specific individual interests are shown in Table 5;
- The Group's Qualifying Employee Share Ownership Trust (previously the Bank of Scotland Qualifying Employee Share Ownership Trust). However, as the Trust was not pre-funded, they were each treated as at 31 December 2001 and 31 December 2002 as having no interest as a consequence of this Trust. The Trust was established to satisfy the exercise of rights granted under the former Bank of Scotland S.A.Y.E Stock Option Schemes. The relevant Executive Directors' specific individual interests are shown in Table 5; and
- The Group's Qualifying Employee Share Ownership Trust. However, as the Trust was originally not pre-funded, they were each treated as at 31 December 2001 as having no interest as a consequence of this Trust. As outlined above, shares were issued to this trust on 12 June 2002 and, as a result, the interest as a consequence of this Trust is now in relation to 14,626,075 ordinary shares. The Trust was established to satisfy the exercise of rights granted under the HBOS Sharesave Scheme and will now also be used to satisfy entitlements of employees of Halifax plc arising on the exercise of options under the sharesave schemes operated by HBOS plc. The relevant Executive Directors' specific individual interests are shown in Table 5.

6 Directors' Remuneration Continued

The market price of HBOS plc ordinary shares at 31 December 2002 was £6.55 (31 December 2001: £7.96). The range during the year was £5.565 to £8.83.

The register of Directors' interests, which is open to inspection, contains full particulars of the Directors' shareholdings and options to subscribe for shares in the HBOS Group.

Except as disclosed, no Director had any interest in the loan or share capital of any Group undertaking at the beginning or end of the financial year. No options to subscribe for shares in other Group companies were granted to Directors of Halifax plc.

There has been no change in the Directors' interests in shares or options granted by Group undertakings between the end of the financial year and 24 February 2003, the date of approval of this Annual Report & Accounts.

7 Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT) is analysed below.

			2002			2001
	Within UK £m	**Outwith UK £m**	**Total £m**	Within UK £m	Outwith UK £m	Total £m
Group						
Statutory audits	**1.0**	–	**1.0**	1.1	–	1.1
As auditors or reporting accountants	**0.8**	–	**0.8**	0.4	–	0.4
	1.8	–	**1.8**	1.5	–	1.5
Merger and acquisitions	–	–	–	1.0	–	1.0
Tax advisory	**0.1**	–	**0.1**	0.4	–	0.4
Accounting, advisory and consultancy	**0.8**	–	**0.8**	0.9	–	0.9
	2.7	–	**2.7**	3.8	–	3.8
Company						
Statutory audit	**0.8**	–	**0.8**	0.8	–	0.8
Other	**1.1**	–	**1.1**	2.4	–	2.4
	1.9	–	**1.9**	3.2	–	3.2

Both the Board and the external auditors have safeguards in place to prevent the auditors' independence and objectivity from being compromised. Each year the Audit Committee establishes a limit on the fees that can be paid to the external auditors in respect of advisory and consultancy work and seeks to ensure that these fees do not in any way compromise their independence as auditors. The external auditors also report regularly to the Committee on the actions that they have taken to comply with professional and regulatory requirements and current best practice in order to maintain their independence. This includes the rotation of key audit team members.

8 Operating Leases

There are commitments to make payments in the following year in respect of non-cancellable operating leases which expire as follows:

	2002		2001	
	Property £m	**Other £m**	Property £m	Other £m
Group				
Within 1 year	**2**	**–**	1	–
Between 1 and 5 years	**10**	**–**	11	1
After 5 years	**64**	**2**	67	3
	76	**2**	79	4
Company				
Within 1 year	**2**	**–**	1	–
Between 1 and 5 years	**8**	**–**	9	1
After 5 years	**54**	**–**	56	–
	64	**–**	66	1

9 Retirement Benefits

The Halifax plc group operates several pension schemes. The principal scheme is the Halifax Retirement Fund (the 'Fund'), a funded scheme, which covers 79 per cent of the group's pensionable employees, and provides defined benefits based on final pensionable salary. The assets of the Fund are held in a Trust Fund which is independent of the group's own assets.

In determining the level of contributions required to be made to the Fund and the relevant charges to the group's profit and loss account, the group has been advised by Watson Wyatt LLP, Actuaries and Consultants. The most recently published formal valuation of the Fund took place as at 31 March 2000 and the main financial assumptions (based upon the economic conditions prevailing at the date of valuation) adopted for these calculations were as follows:

	Rates per annum
Future price inflation	3.00%
Return on new investments	7.25%
Return on existing investments	5.75%
Increases in earnings[1]	4.50%
Increases in pensions[2]	3.00%

Notes

1. In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

2. The pension increase is on the excess over the Guaranteed Minimum Pension.

The pension costs for accounting purposes have been calculated using the same assumptions as those adopted for the formal valuation. The following disclosures are based on these assumptions using the projected unit method of valuation:

	Halifax Retirement Fund
Effective date of valuation	31 March 2000
Market value of assets	£2,148m
Asset cover level	119%
Regular pension charge (as a percentage of pensionable salaries)	16.75%

The asset cover level disclosed in the above table represents the ratio of the Fund's assets to the value of the benefits that had accrued to members and pensioners at the valuation date after allowing for expected future increases in earnings and pensions.

The regular pension charge is inclusive of employee contributions which were increased from 3% to 4% of pensionable salaries from 1 May 2002.

9 Retirement Benefits Continued
The charge has been reduced by spreading the surplus assets in the Fund over the average future working lifetime of the membership (15 years) by fixed capital instalments plus interest on the reducing balance. These elements, together with interest on the opening balance sheet position result in a charge of £12m (2001: £15m).

Contributions to the Fund of £22m were paid during the period. As contributions differed from the amount charged in the profit and loss account a pension prepayment of £35m (2001: £25m) is included in the balance sheet.

The group currently contributes to the Fund at a rate of 4% of pensionable salaries.

The current pension cost for the Fund under SSAP 24 is likely to increase in 2003, when the next formal triennial valuation is performed, reflecting, inter alia, a deterioration in stock market conditions.

The pension costs charged in the profit and loss account include £15m (2001: £13m) relating to schemes other than the Fund.

Other Post-Retirement Benefits
The group also provides post-retirement health care benefits and concessionary rate mortgages for certain pensioners and dependent spouses.

An independent actuarial review as at 31 December 2002 estimated the present value of the accumulated other post-retirement benefit obligations at £38m for the group (2001: £37m). The main additional financial assumption used was that over the long term the rate of increase in health care costs would be 7.25% per annum, being 4.25% per annum higher than the rate of inflation. The charge for the year ended 31 December 2002 for other post-retirement benefits was £2m (2001: £2m). Included in provisions for liabilities and charges is £35m (2001: £33m) which represents the accrued amount for other post-retirement benefits.

FRS 17
Under the transitional arrangements of FRS 17 the group continues to account for retirement benefits in accordance with SSAP 24 as detailed above. The following additional disclosures under FRS 17 are required by way of narrative only.

The actuarial valuation used in assessing the FRS 17 disclosures for the Fund is as at 31 March 2000.

Additional FRS 17 disclosure has been provided for all other defined benefit schemes within the group. These are detailed below under the heading 'Other schemes'.

For the Fund and Other schemes, each actuarial valuation is updated by Watson Wyatt LLP to take account of the requirements of FRS 17 and to assess the assets and liabilities of the Fund and Other schemes as at 31 December 2002. The assets of the Fund and the Other schemes are stated at their market value at 31 December 2002. The liabilities of the schemes under FRS 17 were calculated using the projected unit method using the following financial assumptions:

	At 31 December 2002 % per annum	At 31 December 2001 % per annum
Future price inflation	**2.40**	2.50
Discount rate	**5.80**	6.00
Increases in salaries[1]	**3.40**	3.50
Increase in pensions[2]	**3.00**	3.00

Notes
1. In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

2. The pension increase shown is on the excess over the Guaranteed Minimum Pension and reflects the minimum increase applying under the Fund. Where the minimum does not apply, pension increases for the Other schemes have been assumed to be 2.40% per annum.

The schemes are closed to new entrants. Under the projected unit method, the current service cost will increase as members approach retirement.

9 Retirement Benefits Continued

Scheme assets

The assets of the schemes and the expected rates of return were:

	As at 31 December 2002			As at 31 December 2001		
	Long-term expected rate of return % per annum	**The Fund £m**	**Other schemes £m**	Long-term expected rate of return % per annum	The Fund £m	Other schemes £m
Equities	**8.50**	**1,293**	**65**	7.75	1,665	77
Property	**6.80**	**82**	**–**	6.50	88	–
Bonds	**5.00**	**15**	**21**	5.25	19	21
Cash	**3.80**	**29**	**1**	4.50	15	–
Total		**1,419**	**87**		1,787	98

Reconciliation to the balance sheet:

At 31 December 2002	**The Fund £m**	**Other schemes £m**	**Total £m**
Scheme assets	**1,419**	**87**	**1,506**
Scheme liabilities	**(1,979)**	**(138)**	**(2,117)**
Scheme (deficit)	**(560)**	**(51)**	**(611)**
Deferred tax asset	**168**	**15**	**183**
Net pension (liability)	**(392)**	**(36)**	**(428)**

The movement in the surplus/(deficit) in the Fund and Other schemes during the year ended 31 December 2002 can be analysed as follows:

	The Fund £m	**Other schemes £m**	**Total £m**
Surplus/(deficit) at beginning of year	**16**	**(27)**	**(11)**
Contributions paid by company	**22**	**4**	**26**
Current service cost	**(72)**	**(4)**	**(76)**
Past service cost	**(5)**	**–**	**(5)**
Other finance income	**31**	**–**	**31**
Actuarial loss	**(552)**	**(24)**	**(576)**
(Deficit) at end of year	**(560)**	**(51)**	**(611)**

9 *Retirement Benefits* Continued

Components of defined benefit cost for the year ended 31 December 2002.

	The Fund £m	Other schemes £m	Total £m
Analysis of amounts that would be charged to operating profit:			
Current service cost	72	4	76
Past service cost	5	–	5
Total that would be charged to operating profit	77	4	81
Analysis of amounts that would be credited to other finance income:			
Interest on pension scheme liabilities	105	7	112
Expected return on assets in pension scheme	(136)	(7)	(143)
Net amount that would be credited to other finance income	(31)	–	(31)
Total potential profit and loss charge before deduction for tax	46	4	50

Analysis of amounts that would be recognised in the Statement of Total Recognised Gains and Losses ('STRGL') for the year ended 31 December 2002.

	The Fund £m	Other schemes £m
Loss on assets	500	21
Experience (gain) on liabilities	(12)	–
Loss on change of assumptions (financial and demographic)	64	3
Total potential loss recognised in STRGL before tax	552	24

History of experience gains and losses for the year ended 31 December 2002.

	The Fund	Other schemes	Total
Loss on scheme assets:			
Amount (£m)	500	21	521
% of scheme assets at end of year	35%	24%	35%
Experience (gain) on scheme liabilities:			
Amount (£m)	(12)	–	(12)
% of scheme liabilities at end of year	(1%)	–	(1%)
Total potential actuarial loss recognised in STRGL before tax:			
Amount (£m)	552	24	576
% of scheme liabilities at end of year	28%	17%	27%

Other Post-Retirement Benefits

An independent actuarial review as at 31 December 2002 estimated the present value of the accumulated other post-retirement benefit obligations under FRS17 at £40m (2001: £40m) for the group. There are no assets backing these obligations, and hence the notional balance sheet provision under FRS17 is also £40m (2001: £40m). The notional charge in relation to these benefits amounted to £3m. The main additional financial assumption used was that over the long term the rate of increase in health care costs would be 5.8% per annum, which is in line with the discount rate.

10 Share of Operating Profit in Joint Ventures

Included within share of operating profit in joint ventures are the following items:

	Group	
	2002 £m	2001 £m
Lex Vehicle Leasing	**12**	12
Other	**(5)**	(5)
	7	7

The Lex Vehicle Leasing result for the year is stated after charging goodwill amortisation of £6m (2001: £6m).

11 Taxation

	2002 £m	2001 (Restated) £m
UK Corporation Tax at 30% (2001: 30%)	**184**	209
Overseas taxation	**12**	41
Share of joint ventures' taxation	**5**	4
Total current corporation tax	**201**	254
Deferred taxation (note 33)	**135**	96
Tax on profit on ordinary activities	**336**	350

The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2002 £m	2001 (Restated) £m
Profit on ordinary activities before taxation	**1,187**	1,148
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001: 30%)	**356**	344
Effects of:		
Expenses not deductible for tax purposes	**21**	20
Capital allowances in excess of depreciation	**(117)**	(80)
Other timing differences	**(18)**	(16)
Net effect of differing tax rates overseas	**(1)**	(1)
Adjustments to tax charge in respect of previous periods	**(36)**	(11)
Others	**(4)**	(2)
Current corporation tax charge for year	**201**	254

12 Profit Attributable to Shareholders

The profit of the Company attributable to shareholders is £778m (2001: £736m). As permitted by section 230 of the Companies Act 1985, the profit and loss account of the Company has not been presented separately.

13 Dividends

	2002 £m	2001 £m
Ordinary shares		
Interim (paid)	1,043	–
Interim (declared)	219	422
Adjustment	–	(1)
	1,262	421
Preference shares (non-equity)	49	49
	1,311	470

Ordinary dividends for 2002 reflect those payable in the ordinary course of business (£586m), the transfer of excess regulatory capital following the transfer of the majority of Treasury assets to a fellow subsidiary undertaking of HBOS plc (£426m) and a dividend in specie to the former intermediate parent undertaking (£250m).

The adjustment in 2001 reflects a credit for dividends declared on certain Halifax plc ordinary shares which were held in the unclaimed shares trust, established on the conversion of Halifax Building Society to a listed public company in 1997, to hold Halifax plc ordinary shares to which qualifying members and others might be entitled, but which had not been claimed. This trust was terminated when the Halifax Group plc ordinary shares, which represented the original Halifax plc ordinary shares after the corporate restructuring in June 1999, were sold in 2001 in accordance with the conversion terms and the Articles of Association of Halifax Group plc.

Dividends on the non-cumulative preference shares are payable out of the distributable profits of the Company at an annual rate of 6⅛% on 15 September and 15 March. Further details of the rights attaching to these shares are set out in note 35.

14 Treasury Bills and Other Eligible Bills

	2002		2001	
	Book value £m	Market value £m	Book value £m	Market value £m
Group				
Treasury bills and similar securities	127	130	2,602	2,600
Other eligible bills	–	–	964	964
	127	130	3,566	3,564
Company				
Treasury bills and similar securities	–	–	2,498	2,497
Other eligible bills	–	–	964	964
	–	–	3,462	3,461

Of the total treasury and other eligible bills, £nil and £127m are held by the Company and the Halifax plc group respectively for investment purposes (2001: £2,498m and £2,602m). The market value of these bills was £nil for the Company and £130m for the group (2001: £2,497m and £2,600m).

14 Treasury Bills and Other Eligible Bills Continued

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

	Group	Company
	£m	**£m**
At 1 January 2002	**2,602**	**2,498**
Exchange translation	**25**	**25**
Additions	**3,235**	**3,156**
Disposals	**(3,971)**	**(3,918)**
Transfer to HBOS Treasury Services plc (note 1)	**(1,786)**	**(1,786)**
Amortisation	**22**	**25**
At 31 December 2002	**127**	**–**

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Aggregate unamortised discounts net of premiums at 31 December	**11**	14	**–**	13

15 Loans and Advances to Banks

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Repayable on demand or at short notice	**952**	1,459	**905**	1,375
Other loans and advances repayable:				
In 3 months or less excluding on demand or at short notice	**29**	5,220	**–**	5,166
1 year or less but over 3 months	**24**	1,012	**–**	1,002
5 years or less but over 1 year	**–**	91	**–**	91
Over 5 years	**180**	164	**180**	164
	1,185	7,946	**1,085**	7,798
Included above are the following:				
Amounts due from Group undertakings	**557**	330	**548**	330

16 Loans and Advances to Customers

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Advances secured on residential properties	**122,118**	110,071	**121,503**	109,316
Other secured advances	**4,844**	4,374	**3,539**	3,540
Unsecured loans	**6,948**	6,613	**6,947**	6,612
Amounts due from Group undertakings	**1,289**	588	**3,801**	10,357
Gross loans and advances to customers*	**135,199**	121,646	**135,790**	129,825
Provisions for bad and doubtful debts (note 18)	**(699)**	(638)	**(653)**	(586)
	134,500	121,008	**135,137**	129,239
Repayable on demand or at short notice	**4,288**	2,983	**6,800**	12,752
Other loans and advances repayable:				
In 3 months or less excluding on demand or at short notice	**1,278**	2,379	**1,276**	2,368
1 year or less but over 3 months	**3,333**	3,262	**3,332**	3,250
5 years or less but over 1 year	**15,876**	15,079	**15,841**	14,989
Over 5 years	**110,424**	97,943	**108,541**	96,466
Gross loans and advances to customers*	**135,199**	121,646	**135,790**	129,825
Provisions for bad and doubtful debts (note 18)	**(699)**	(638)	**(653)**	(586)
	134,500	121,008	**135,137**	129,239

* Net of securitised loans and advances to customers.

The Halifax plc group loans and advances to customers include finance lease receivables of £1,054m (2001: £835m). Assets acquired in the year for letting under finance leases amounted to £150m (2001: £239m).

Included in Halifax plc group and Company loans and advances to customers are loans to joint ventures of £588m (2001: £695m).

On 1 March 2001, the Halifax Group acquired the operating assets, sales force and unit linked and non-profit business of The Equitable Life Assurance Society ('The Equitable') for £508m (including costs of acquisition).

A fully collateralised loan facility of £251m was also granted by Halifax plc to The Equitable of which £250m had been advanced.

On 11 January 2002, The Equitable's guaranteed annuity rate and non-guaranteed annuity rate policyholders voted in favour of a scheme of arrangement to compromise their respective claims against the with-profits fund. Following Court approval, the scheme became effective on 8 February 2002. Under the terms of the loan facility, as a result of the scheme having become effective before 1 March 2002, the requirement for The Equitable to repay the £250m loan was waived. This amount has been accounted for as dividends payable to Halifax Group plc.

Loans and advances to customers which have been securitised are shown below. These meet the criteria set out in FRS 5 'Reporting the Substance of Transactions' for a linked presentation format.

In June 2002, Halifax plc securitised £3.5bn of residential mortgages as part of its ongoing funding programme. This involved establishing a £10.1bn master trust consisting of a portfolio of loans and related security originated by the Company. The trustee (a special purpose vehicle incorporated under the name Permanent Mortgages Trustee Limited) of the master trust has declared a trust over the portfolio of mortgages (the Trust Property) on behalf of the Company and Funding 1 (a special purpose vehicle incorporated under the name Permanent Funding (No. 1) Limited). Funding 1 has paid the Company for a 35% undivided share of the Trust Property with funds borrowed from the First Issuer (another special purpose vehicle incorporated under the name Permanent Financing (No. 1) PLC). The remaining undivided share of the Trust Property is held by the Company. The First Issuer has funded the loan to Funding 1 through the issue of mortgage-backed floating and fixed rate notes.

16 Loans and Advances to Customers *Continued*

	Assets securitised	As at 31 December 2002 Gross assets securitised £m	Non-returnable finance £m	As at 31 December 2001 Gross assets securitised £m	Non-returnable finance £m
Permanent Financing (No. 1) PLC	**Mortgages**	**3,479**	**(3,474)**	–	–

The special purpose companies are ultimately beneficially owned by a charitable trust.

Neither the Company nor its subsidiary undertakings are required to support any losses that may be suffered by the noteholders in accordance with the terms of the notes nor is it intended to do so. Repayment of the non-recourse funding facilities will be made solely from the cashflows generated by the underlying mortgage portfolios. The Company has made an interest bearing subordinated loan to Funding 1 and receives interest income thereon. The Company also receives payment for administering the loans on behalf of Funding 1. Any surplus revenue generated by the Trust Property after payment of third party amounts and amounts allocated and distributed to Funding 1 will be paid to the Company.

Neither the Company nor its subsidiary undertakings have the right or obligation to repurchase any securitised loan and its related security unless (i) that loan and its related security is in breach of the representations and warranties made by the Company or (ii) a further advance or product switch (in certain circumstances) is made in accordance with the terms of that loan.

The Halifax plc group has entered into interest rate swaps with Funding 1, the intention of which is to swap all or part of the interest flows from customers into variable rate interest flows to match the variable rate interest payable to the noteholders.

In aggregate securitisation undertakings had net interest income of £7m (2001: £1m); operating expenses of £3m (2001: £nil); provisions for bad and doubtful debts of £nil (2001: £nil); resulting in a profit for the period of £4m (2001: £1m).

17 Non-performing Assets

The aggregate of gross non-performing loans and advances is £1,580m (2001: £1,604m). Net of specific provisions non-performing loans and advances amount to £1,114m (2001: £1,188m).

18 Provisions for Bad and Doubtful Debts

Provisions have been made as follows:

Group	Specific £m	General £m	2002 Total £m	Specific £m	General £m	2001 Total £m
At 1 January	**416**	**222**	**638**	377	219	596
Acquisitions	**–**	**–**	**–**	4	–	4
New provisions less releases	**215**	**13**	**228**	120	8	128
Amounts written off	**(165)**	**(2)**	**(167)**	(85)	(5)	(90)
At 31 December	**466**	**233**	**699**	416	222	638
New provisions less releases	**215**	**13**	**228**	120	8	128
Recoveries of amounts previously written off	**(14)**	**–**	**(14)**	(13)	–	(13)
Net charge to profit and loss account	**201**	**13**	**214**	107	8	115

18 Provisions for Bad and Doubtful Debts Continued

Company

	Specific £m	General £m	2002 Total £m	Specific £m	General £m	2001 Total £m
At 1 January	**415**	**171**	**586**	288	135	423
Acquisitions and intra-group transfer	**–**	**–**	**–**	91	14	105
New provisions less releases	**215**	**16**	**231**	115	22	137
Amounts written off	**(164)**	**–**	**(164)**	(79)	–	(79)
At 31 December	**466**	**187**	**653**	415	171	586
New provisions less releases	**215**	**16**	**231**	115	22	137
Recoveries of amounts previously written off	**(13)**	**–**	**(13)**	(13)	–	(13)
Net charge to profit and loss account	**202**	**16**	**218**	102	22	124

19 Debt Securities

	Issued by public bodies £m	Issued by others £m	Total book value £m	2002 Total market value £m
Group				
Investment securities				
Government securities	**252**	**–**	**252**	**252**
Bank and building society certificates of deposit	**–**	**49**	**49**	**49**
Other debt securities	**–**	**718**	**718**	**705**
	252	**767**	**1,019**	**1,006**
Other securities				
Government securities	**–**	**–**	**–**	**–**
Bank and building society certificates of deposit	**–**	**–**	**–**	**–**
Other debt securities	**–**	**–**	**–**	**–**
	–	**–**	**–**	**–**
Total	**252**	**767**	**1,019**	**1,006**
Company				
Investment securities				
Government securities	**–**	**–**	**–**	**–**
Bank and building society certificates of deposit	**–**	**–**	**–**	**–**
Other debt securities	**–**	**24**	**24**	**26**
	–	**24**	**24**	**26**
Other securities				
Government securities	**–**	**–**	**–**	**–**
Bank and building society certificates of deposit	**–**	**–**	**–**	**–**
Other debt securities	**–**	**–**	**–**	**–**
	–	**–**	**–**	**–**
Total	**–**	**24**	**24**	**26**

19 Debt Securities Continued

	Issued by public bodies £m	Issued by others £m	Total book value £m	2001 Total market value £m
Group				
Investment securities				
Government securities	3,374	–	3,374	3,394
Bank and building society certificates of deposit	–	860	860	862
Other debt securities	–	15,627	15,627	15,668
	3,374	16,487	19,861	19,924
Other securities				
Government securities	1,253	–	1,253	1,253
Bank and building society certificates of deposit	–	10,911	10,911	10,911
Other debt securities	–	676	676	676
	1,253	11,587	12,840	12,840
Total	4,627	28,074	32,701	32,764
Company				
Investment securities				
Government securities	3,372	–	3,372	3,392
Bank and building society certificates of deposit	–	860	860	862
Other debt securities	–	14,880	14,880	14,921
	3,372	15,740	19,112	19,175
Other securities				
Government securities	1,253	–	1,253	1,253
Bank and building society certificates of deposit	–	10,911	10,911	10,911
Other debt securities	–	676	676	676
	1,253	11,587	12,840	12,840
Total	4,625	27,327	31,952	32,015

19 **Debt Securities** Continued

	2002		2001	
	Book value £m	**Market value £m**	Book value £m	Market value £m
Debt securities analysed by listing status:				
Group				
Investment securities				
Listed	**216**	**220**	9,361	9,421
Unlisted	**803**	**786**	10,500	10,503
	1,019	**1,006**	19,861	19,924
Other securities				
Listed	**–**	**–**	1,650	1,650
Unlisted	**–**	**–**	11,190	11,190
	–	**–**	12,840	12,840
Total	**1,019**	**1,006**	32,701	32,764
Company				
Investment securities				
Listed	**24**	**26**	9,165	9,225
Unlisted	**–**	**–**	9,947	9,950
	24	**26**	19,112	19,175
Other securities				
Listed	**–**	**–**	1,650	1,650
Unlisted	**–**	**–**	11,190	11,190
	–	**–**	12,840	12,840
Total	**24**	**26**	31,952	32,015

Debt securities analysed by remaining maturity:

	Group		Company	
	2002 Book value £m	2001 Book value £m	**2002 Book value £m**	2001 Book value £m
Due within 1 year	**123**	16,667	**–**	16,642
Due in 1 year and over	**896**	16,034	**24**	15,310
	1,019	32,701	**24**	31,952

19 Debt Securities Continued

The movement on debt securities held as investment securities is as follows:

	Group	Company
	Book value £m	**Book value £m**
At 1 January 2002	**19,861**	**19,112**
Exchange translation	**165**	**165**
Additions	**5,621**	**5,261**
Disposals and maturities	**(7,348)**	**(7,235)**
Transfer to HBOS Treasury Services plc (note 1)	**(17,313)**	**(17,313)**
Amortisation	**34**	**35**
Amounts written off or provided for	**(1)**	**(1)**
At 31 December 2002	**1,019**	**24**

The total net book value of debt securities held for investment purposes at 31 December 2002 includes net unamortised premiums of £5m (2001: net unamortised discounts £45m) for both the Halifax plc group and the Company.

Debt securities include securities with a market value of £nil for the Halifax plc group and the Company (2001: £1,077m for the Halifax plc group and the Company) sold subject to agreement to repurchase.

As at 31 December 2001, debt securities held for investment purposes included asset backed securities of £7,670m (group and Company) which are held by bankruptcy remote special purpose vehicles, funded by the issue of commercial paper, on terms whereby the rewards and some of the risks of the portfolio were retained by Halifax plc. The securitisation did not qualify for linked presentation under FRS 5 and the asset backed securities were therefore retained on the balance sheet of the Company and the Halifax plc group, with funding being included within debt securities in issue (note 30). From 1 August 2002 these debt securities and the associated liabilities have been included in the balance sheet of HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc, following the assumption by HBOS Treasury Services plc of the majority of the risks and rewards of the portfolio.

Debt securities include £nil (2001: £395m) invested with group undertakings.

20 Investments in Joint Ventures

	Group	Company
	£m	**£m**
At 1 January 2002 – as restated	**147**	**11**
Acquisitions and subscription of capital	**7**	**7**
Equity accounting adjustments	**(7)**	**–**
At 31 December 2002	**147**	**18**

The group interests in joint ventures have been restated to reflect the impact of adopting FRS 19. The effect has been to reduce book value at 1 January 2002 by £4m.

The Company's investment in joint ventures is included within other assets in the Company's own balance sheet.

The Halifax plc group's share of capital commitments by joint ventures is £39m (2001: £37m).

The main joint ventures of Halifax plc at 31 December 2002 are listed in note 47 on page 60.

20 Investments in Joint Ventures *Continued*

Included within the Halifax plc group's share of gross assets of joint ventures is goodwill as follows:

	Group
Goodwill	**£m**
Cost	
At 1 January 2002 and 31 December 2002	**126**
Amortisation	
At 1 January 2002	**18**
Charged in year	**6**
At 31 December 2002	**24**
Net book value	
At 31 December 2002	**102**
At 31 December 2001	108

The goodwill relates principally to the acquisition on 31 December 1998 of 50% of the share capital of Lex Vehicle Leasing (Holdings) Ltd which is being amortised over a period of 20 years.

21 Shares in Group Undertakings

	Company
	£m
Cost	
At 1 January 2002	**1,077**
Additions	**469**
Transfer	**(12)**
At 31 December 2002	**1,534**
Provision	
At 1 January 2002 and 31 December 2002	**148**
Net book value	
At 31 December 2002	**1,386**
At 31 December 2001	929

The Company's interests in subsidiary undertakings, none of which are listed, are analysed as follows:

	2002 £m	2001 £m
Credit institutions	**65**	65
Other	**1,321**	864
	1,386	929

The main subsidiary undertakings of Halifax plc at 31 December 2002 are listed in note 48 on page 61.

22 Intangible Fixed Assets

Goodwill	Group and Company £m
Cost	
At 1 January 2002	**471**
Other movements	**(7)**
At 31 December 2002	**464**
Amortisation	
At 1 January 2002	**60**
Charged in year	**24**
At 31 December 2002	**84**
Net book value	
At 31 December 2002	**380**
At 31 December 2001	411

Goodwill on acquisitions is capitalised and amortised by equal instalments over its estimated useful life which, for all material acquisitions, is 20 years.

Other movements relate to cash distributions from the acquisition of the business of Birmingham Midshires Building Society in April 1999 which have not been claimed and reverted back to Halifax plc in July 2002 under the terms of the transfer document. This is a reduction in the cost of investment.

23 Tangible Fixed Assets

Group

	Investment property £m	Other premises £m	Equipment £m	Total £m
Cost or revaluation				
At 1 January 2002	**–**	**989**	**1,033**	**2,022**
Additions and transfers	**39**	**31**	**197**	**267**
Disposals	**–**	**(63)**	**(10)**	**(73)**
At 31 December 2002	**39**	**957**	**1,220**	**2,216**
Depreciation and provisions for diminution in value				
At 1 January 2002	**–**	**383**	**596**	**979**
Charged in year	**–**	**37**	**130**	**167**
Disposals	**–**	**(14)**	**(8)**	**(22)**
At 31 December 2002	**–**	**406**	**718**	**1,124**
Net book value				
At 31 December 2002	**39**	**551**	**502**	**1,092**
At 31 December 2001	–	606	437	1,043

The investment property was valued by C B Hillier Parker, Chartered Surveyors, as at 31 December 2002, on the basis of open market value in accordance with the Appraisal and Valuation Manual of The Royal Institution of Chartered Surveyors. The valuation amount equated to the original historic cost as at 31 December 2002. The group had no investment properties as at 31 December 2001.

23 Tangible Fixed Assets Continued

	Company		
	Premises £m	**Equipment £m**	**Total £m**
Cost or revaluation			
At 1 January 2002	**919**	**950**	**1,869**
Additions and transfers	**31**	**187**	**218**
Disposals	**(24)**	**(9)**	**(33)**
At 31 December 2002	**926**	**1,128**	**2,054**
Depreciation and provisions for diminution in value			
At 1 January 2002	**374**	**580**	**954**
Charged in year	**36**	**117**	**153**
Disposals	**(14)**	**(8)**	**(22)**
At 31 December 2002	**396**	**689**	**1,085**
Net book value			
At 31 December 2002	**530**	**439**	**969**
At 31 December 2001	545	370	915

Included within Halifax plc group and Company tangible fixed assets are assets in the course of construction amounting to £80m (2001: £82m Halifax plc group and Company) which are not depreciated until the assets are brought into use.

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
The net book value of premises comprises:				
Freeholds (including investment property)	**464**	441	**406**	415
Long leaseholds	**46**	81	**45**	48
Short leaseholds	**80**	84	**79**	82
Land and buildings occupied for own activities:				
Net book value at 31 December	**435**	483	**421**	432

24 Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:

	Group	Company
	£m	**£m**
Cost		
At 1 January 2002	**697**	**36**
Exchange translation	**(4)**	**(4)**
Additions	**415**	**–**
At 31 December 2002	**1,108**	**32**
Depreciation		
At 1 January 2002	**9**	**–**
Charged in year	**14**	**1**
At 31 December 2002	**23**	**1**
Net book value		
At 31 December 2002	**1,085**	**31**
At 31 December 2001	688	36

The group's unguaranteed residual value exposure in respect of operating lease assets, assuming disposal at the end of the lease term, is as follows:

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
On operating lease assets where the unguaranteed residual value is expected to be recovered in:				
5 years or less but over 2 years	**69**	76	**–**	–
Over 5 years	**345**	329	**–**	–
Total exposure	**414**	405	**–**	–

25 Other Assets

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Positive market values of trading derivative contracts	**129**	1,481	**129**	1,481
Corporation tax	**25**	45	**39**	72
Deferred taxation (due after more than one year) – as restated	**–**	–	**43**	57
Other assets	**288**	386	**215**	301
	442	1,912	**426**	1,911

26 Capital and Other Commitments

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Commitments in respect of capital expenditure on fixed assets, authorised but not provided for in the accounts, for which contracts have been entered into	**15**	25	**15**	17

Capital commitments for which contracts had been placed in relation to operating lease assets at 31 December 2002 amounted to £155m (2001: £238m).

27 Prepayments and Accrued Income

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Accrued interest	**221**	1,146	**218**	1,143
Pension fund prepayment	**35**	25	**35**	25
Other	**164**	124	**142**	93
	420	1,295	**395**	1,261

28 Deposits by Banks

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Repayable on demand	**29,397**	5,805	**29,510**	5,797
Repayable:				
3 months or less but not repayable on demand	**221**	11,347	**221**	11,347
1 year or less but over 3 months	**–**	2,797	**–**	2,797
	29,618	19,949	**29,731**	19,941
Included above are the following:				
Amounts due to Group undertakings	**29,322**	739	**29,432**	739

29 Customer Accounts

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Repayable on demand	**87,032**	88,624	**88,309**	96,788
Repayable:				
3 months or less but not repayable on demand	**3,139**	9,128	**2,855**	8,876
1 year or less but over 3 months	**3,601**	2,453	**2,684**	2,388
5 years or less but over 1 year	**663**	569	**564**	373
over 5 years	**73**	–	**–**	–
	94,508	100,774	**94,412**	108,425
Amounts include:				
Due to Group undertakings	**264**	282	**2,334**	10,357

30 Debt Securities in Issue

	Group and Company	
	2002	2001
	£m	£m
Bonds and medium term notes		
Repayable:		
1 year or less or on demand	**1,253**	803
2 years or less but over 1 year	**510**	1,189
5 years or less but over 2 years	**537**	584
over 5 years	**1,563**	2,053
	3,863	4,629
Other debt securities		
Repayable:		
3 months or less	**–**	26,247
1 year or less but over 3 months	**–**	3,827
2 years or less but over 1 year	**–**	1
5 years or less but over 2 years	**–**	6
	–	30,081
Total debt securities in issue	**3,863**	34,710

Debt securities in issue as at 31 December 2001 included £7,711m in respect of commercial paper issued to fund the purchase of asset backed securities by special purpose vehicles (note 19).

31 Other Liabilities

	Group		Company	
	2002	2001	**2002**	2001
	£m	£m	**£m**	£m
Negative market values of trading derivative contracts	**129**	1,327	**129**	1,327
Settlement balances	**–**	60	**–**	60
Short positions – Government debt securities	**–**	615	**–**	615
Dividends payable	**–**	3	**–**	3
Other liabilities	**331**	621	**328**	609
	460	2,626	**457**	2,614

Short positions are recorded at their fair value.

The corporation tax amount as at 31 December 2002 and 31 December 2001 is disclosed within other assets (note 25).

32 Accruals and Deferred Income

	Group		Company	
	2002	2001	**2002**	2001
	£m	£m	**£m**	£m
Accrued interest	**2,383**	2,859	**2,341**	2,808
Other	**720**	779	**623**	603
	3,103	3,638	**2,964**	3,411

33 Provisions for Liabilities and Charges

	Group		Company	
	2002 **£m**	2001 £m	**2002** **£m**	2001 £m
Deferred taxation – as restated	**213**	78	**–**	–
Other provisions for liabilities and charges	**102**	117	**102**	117
	315	195	**102**	117

The movement on deferred taxation was as follows:

	Group	Company
	£m	**£m**
At 1 January 2002 as previously stated	**98**	**(46)**
Prior year adjustment	**(20)**	**(11)**
At 1 January 2002 – as restated	**78**	**(57)**
Movement in year (note 11)	**135**	**14**
At 31 December 2002	**213**	**(43)**

The amounts provided for deferred taxation are set out below:

	Group		Company	
	Amount provided		Amount provided	
	2002 **£m**	2001 (Restated) £m	**2002** **£m**	2001 (Restated) £m
Capital allowances:				
On assets leased to customers	**243**	133	**–**	–
On other assets	**20**	13	**18**	9
General provisions	**(59)**	(56)	**(59)**	(56)
Other timing differences	**9**	(12)	**(2)**	(10)
	213	78	**(43)**	(57)

Other provisions	**Merger integration costs provision £m**	**Pensions review provision £m**	**Pensions and other similar obligations £m**	**Total £m**
Group and Company				
At 1 January 2002	**34**	**23**	**60**	**117**
Charged in year	**69**	**–**	**9**	**78**
Utilised in year	**(78)**	**(11)**	**(4)**	**(93)**
At 31 December 2002	**25**	**12**	**65**	**102**

The pensions review provision has been established to cover estimated administrative costs and compensation payable in connection with phases 1 and 2 of the Pensions Review and FSAVC Review.

Of the provision for pensions and similar obligations, £35m relates to post-retirement benefits (2001: £33m). The amounts charged in the year are reflected in staff costs (note 5).

34 Subordinated Liabilities

	Group and Company	
	2002 **£m**	2001 £m
Dated		
9⅛% Subordinated sterling notes 2006	**75**	75
8¾% Subordinated sterling bonds 2006	**400**	400
Floating rate subordinated sterling notes 2009	**75**	75
4¾% Subordinated euro bonds 2009	**425**	397
Floating rate subordinated US dollar step-up callable notes 2009	**310**	345
Floating rate step-up callable subordinated sterling notes 2012	**200**	200
11% Subordinated sterling bonds 2014	**250**	250
10½% Subordinated sterling bonds 2018	**150**	150
9⅜% Subordinated sterling bonds 2021	**500**	500
	2,385	2,392
Undated		
12% Sterling perpetual subordinated bonds	**100**	100
8¾% Sterling perpetual subordinated bonds	**100**	100
13⅝% Sterling perpetual subordinated bonds	**75**	75
9⅜% Sterling perpetual subordinated bonds	**50**	50
Sterling perpetual floating rate subordinated loan stock	**250**	–
	2,960	2,717

No repayment, for whatever reason, and no purchase of dated loan capital prior to its stated maturity and no exercise of any redemption option or purchase of any of the Company's undated loan capital may be made without the consent of the Financial Services Authority. On a winding up of the Company, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the dated loan capital.

Interest on the 8¾% bonds due 2006 is payable annually in arrear. These bonds are due for redemption on 10 July 2006. The 9⅛% subordinated sterling notes 2006 are repayable on 5 January 2006. All other dated loan capital for the group and Company for 2002 and 2001 is repayable in more than five years.

Interest on the bonds due 2009 and 2021 is payable annually in arrear. These bonds are due for redemption on 24 March 2009 and 15 May 2021 respectively.

Interest on the floating rate subordinated US dollar step-up callable notes 2009 is payable three months in arrear at US dollar LIBOR plus a margin of 0.35% per annum for years 1 to 5 and 0.85% per annum thereafter. The Company has the option to redeem the notes at their nominal value on 16 April 2004. The notes are otherwise due for redemption on 16 April 2009.

Interest on the perpetual floating rate subordinated loan stock, issued on 20 December 2002, is payable three months in arrear at LIBOR plus a margin of 1.9% per annum. The Company has the option, with the consent of the Financial Services Authority, to redeem this loan stock at its nominal value at any time after 21 December 2007.

The Company has the option at any time after, in the case of the 12% perpetual subordinated bonds, 30 January 2022 and, in the case of the 8¾% perpetual subordinated bonds, 14 September 2023, to redeem some or all of the bonds at their principal value plus any accrued and unpaid interest. The Company may not exercise this redemption option or purchase any of its undated loan capital without the consent of the Financial Services Authority. The 13⅝% bonds and the 9⅜% bonds carry no optional redemption clauses. On a winding up of the Company the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

35 Share Capital

	Ordinary shares of 20p each £m	Preference shares of £1 each £m	Total £m
Authorised			
At 31 December 2002 and 31 December 2001	660	1,000	1,660
Allotted, called up and fully paid			
At 31 December 2002 and 31 December 2001	487	800	1,287

(a) Preference shares
Holders of the preference shares are entitled to receive a non-cumulative preferential dividend out of the distributable profits of the Company. Dividends are payable at an annual rate of 6⅛% on 15 September and 15 March.

The Company may, at its option, redeem any of the preference shares on the first dividend payment date which falls after 19 April 2024, or any fifth anniversary thereafter. The amount payable on redemption will be the nominal value and an amount equal to any accrued but unpaid preference dividend.

Generally, holders of the preference shares will only be entitled to receive notice of and to attend any general meeting of shareholders of the Company and to speak on or vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the special rights attached to the preference shares or for, or in relation to, the winding up of the Company (and then in each such case only to speak on and vote upon any such resolution).

However, if the preference dividend has not been declared and paid in full on the dividend payment date immediately preceding the date of notice of any general meeting of the Company or additional preference shares have not been allotted and issued instead, holders of the preference shares will be entitled to speak on or vote upon all resolutions proposed at such general meeting and, in these circumstances only, the special rights of the holders of the preference shares so to vote will continue until the Company has resumed the payment in full of the preference dividend.

On a return of capital or distribution of assets, holders of the preference shares will be entitled to receive in sterling out of surplus assets of the Company remaining after payment of Halifax plc's liabilities:

(i) equally with the holders of any other class of shares which may be issued by the Company that are expressed to rank equally with the preference shares as regards participation in assets and in priority to the holders of ordinary shares and in priority to any other share capital in the Company a sum equal to:

- the amount of any preference dividend which is due for payment after the date of commencement of the winding up or liquidation or other return of capital but which is payable in respect of a period ending on or before such date; and
- the proportion (whether or not declared or earned) of the preference dividend that would otherwise be payable and is not otherwise paid in cash in respect of any period that begins before, but ends after, the date of commencement of the winding up or liquidation or other return of capital and which is attributable to the part of the period that ends on such date; and

(ii) subject thereto, equally with the holders of any other class of shares which may be issued by the Company that are expressed to rank equally with the preference shares as regards participation in assets and otherwise in priority to the ordinary shares and in priority to any other share capital in the Company, a sum equal to the amount paid up or credited as paid up on the preference shares.

(b) Halifax plc Qualifying Employee Share Ownership Trust ('the QUEST')
The QUEST was established in 1997 to acquire ordinary shares in the Company for the benefit of employees and Directors of the Company and its subsidiaries. The QUEST operated in conjunction with the Halifax plc Sharesave Scheme 1997, an employee savings related share option scheme.

Contributions by the Company were initially used by the QUEST to subscribe for ordinary shares in the Company at market value. The shares held by the QUEST were exchanged for Halifax Group plc shares in 1999 and subsequently for HBOS plc shares under the terms of the scheme of arrangement effecting the merger in September 2001. The ordinary shares held by the QUEST at 31 December 2001 were included in the balance sheet at nil value.

35 Share Capital Continued

At 31 December 2001 the QUEST held 14,626,075 HBOS plc ordinary shares with a market value of £116m. On 12 June 2002, HBOS plc purchased these ordinary shares from Halifax QUEST Trustees Ltd for a consideration of £1,000. On that date HBOS plc issued the same number of new ordinary shares, at their nominal value of 25p per share, to HBOS QUEST Ltd.

These shares will be used to satisfy entitlements of employees of Halifax plc arising on the exercise of options under the sharesave schemes operated by HBOS plc.

Participants in the Halifax plc Sharesave Scheme 1997 ('the Scheme') were given the opportunity to exchange their existing rights over Halifax Group plc ordinary shares for new rights over HBOS plc ordinary shares, on a one-for-one basis. The new rights are identical to the existing rights, including the option price, and will continue to be governed by the existing rules of the Scheme.

No charge for the cost of these options is being made to the profit and loss account as the Scheme is exempt under UITF Abstract 17 'Employee Share Schemes'.

36 Reserves

Share Premium Account	Group and Company
	£m
At 1 January 2002 and 31 December 2002	**125**

Capital Redemption Reserve	Group and Company
	£m
At 1 January 2002 and 31 December 2002	**18**

Profit and Loss Account	Group	Company
	£m	**£m**
At 1 January 2002 as previously stated	**4,901**	**4,777**
Prior year adjustment	**17**	**11**
At 1 January 2002 as restated	**4,918**	**4,788**
Transfer from reserves	**(466)**	**(533)**
Exchange translation	**2**	**–**
At 31 December 2002	**4,454**	**4,255**

The cumulative amount of positive goodwill resulting from acquisitions in earlier financial years, net of amounts relating to disposals, which has been deducted from Halifax plc group profit and loss account reserves, is £179m (2001: £179m).

37 Reconciliation of Movements in Shareholders' Funds

	Group		Company	
	2002 £m	2001 (Restated) £m	**2002 £m**	2001 (Restated) £m
Profit attributable to shareholders	**845**	798	**778**	736
Dividends	**(1,311)**	(470)	**(1,311)**	(470)
	(466)	328	**(533)**	266
Other recognised gains relating to the year	**2**	–	**–**	–
Net (reduction in)/addition to shareholders' funds	**(464)**	328	**(533)**	266
Shareholders' funds at 1 January as previously stated	**6,331**	6,005	**6,207**	5,941
Prior year adjustment	**17**	15	**11**	11
Shareholders' funds at 1 January – restated	**6,348**	6,020	**6,218**	5,952
Shareholders' funds at 31 December	**5,884**	6,348	**5,685**	6,218

38 Memorandum Items

The contract amounts noted below indicate the volume of business outstanding at the balance sheet date in respect of contingent liabilities and commitments undertaken for customers. They do not reflect the underlying credit and other risks, which are significantly lower.

	Group		Company	
	2002 Contract amount £m	2001 Contract amount £m	**2002 Contract amount £m**	2001 Contract amount £m
Contingent liabilities				
Acceptances and endorsements	**–**	81	**–**	81
Guarantees and assets pledged as collateral security				
Guarantees and irrevocable letters of credit	**14**	54	**14**	53
	14	135	**14**	134
Commitments				
Other commitments				
Forward asset purchases and forward deposits placed	**–**	163	**–**	163
Undrawn formal standby facilities, credit lines and other commitments to lend:				
Over one year	**2,920**	3,084	**2,918**	3,056
One year or less	**25,984**	10,742	**25,972**	10,693
	28,904	13,989	**28,890**	13,912

Commitments to lend include mortgage commitments and the undrawn element of overdraft and credit card facilities.

39 Derivatives

Derivatives are contracts whose value is derived from those of the underlying assets, liabilities, interest and exchange rates or indices.

Trading derivatives

At 31 December 2002, the contract or underlying principal amounts of derivative financial instruments entered into for trading purposes (excluding internal trades) together with their fair values were:

	Group and Company					
	2002			2001		
	Contract or underlying principal amount £m	**Positive fair value £m**	**Negative fair value £m**	Contract or underlying principal amount £m	Positive fair value £m	Negative fair value £m
Exchange rate contracts:						
Forward foreign exchange	**–**	**–**	**–**	27,148	169	219
Options	**–**	**–**	**–**	260	1	1
	–	**–**	**–**	27,408	170	220
Interest rate contracts:						
Interest rate swaps	**2,799**	**121**	**121**	133,391	878	1,036
Financial futures	**–**	**–**	**–**	74,488	19	58
Caps, floors and collars	**96**	**1**	**1**	8,722	23	6
Options	**488**	**7**	**7**	1,513	13	5
Forward rate agreements	**–**	**–**	**–**	4,220	2	2
	3,383	**129**	**129**	222,334	935	1,107
	3,383	**129**	**129**	249,742	1,105	1,327

39 Derivatives Continued

Non-trading derivatives

The group establishes non-trading derivative positions externally with third parties and also through intra-group transactions with HBOS Treasury Services plc. At 31 December 2002, the contract or underlying principal amounts of derivative financial instruments entered into for non-trading purposes (excluding internal trades) together with their fair values were:

Group and Company

	2002			2001		
	Contract or underlying principal amount £m	**Positive fair value £m**	**Negative fair value £m**	Contract or underlying principal amount £m	Positive fair value £m	Negative fair value £m
Exchange rate contracts:						
Cross currency swaps	**4,681**	**225**	**73**	4,668	219	248
Forward foreign exchange	**–**	**–**	**–**	1,519	23	5
	4,681	**225**	**73**	6,187	242	253
Interest rate contracts:						
Interest rate swaps	**61,249**	**1,125**	**959**	42,145	752	597
Financial futures	**–**	**–**	**–**	2,838	–	4
Caps, floors and collars	**12,915**	**10**	**4**	145	6	–
Options	**180**	**8**	**2**	38	–	3
Forward rate agreements	**–**	**–**	**–**	138	–	1
	74,344	**1,143**	**965**	45,304	758	605
Equity contracts:						
Interest rate swaps	**377**	**8**	**24**	517	21	14
	79,402	**1,376**	**1,062**	52,008	1,021	872

Gains and losses on exchange traded contracts subject to daily margining requirements are settled daily. Accordingly, the fair value of such contracts included in the tables above reflects the last day's variation margin.

Non-trading derivatives are taken out to hedge underlying balance sheet positions and the fair value of these derivatives will be substantially offset by movements in the fair value of related on-balance sheet items.

The residual maturity of 'over the counter' (OTC) and non-margined exchange traded contracts was as follows:

Group and Company

	2002		2001	
	Contract or underlying principal amount £m	**Net replacement cost £m**	Contract or underlying principal amount £m	Net replacement cost £m
Contracts maturing:				
In 1 year or less	**30,444**	**81**	162,192	1,203
In more than 1 year but not more than 5 years	**37,290**	**491**	42,185	317
In more than 5 years	**15,051**	**933**	20,047	587
	82,785	**1,505**	224,424	2,107

Substantially all of the Halifax plc group's derivatives activity is contracted with financial institutions, principally HBOS Treasury Services plc. Replacement cost is calculated by marking the value of contracts to market and aggregating those with a positive value.

40 Fair Value of Financial Assets and Liabilities

Fair values of financial assets and liabilities are based on market prices where available, or estimated using other valuation techniques. Where they are short-term in nature or reprice frequently fair value approximates to carrying value.

Derivatives held for trading purposes disclosed in note 39 are carried at fair values. Derivatives held for non-trading purposes are accounted for in the same way as the underlying transaction being hedged. Fair values are based on market prices where available, or are estimated using other valuation techniques.

The following table shows the carrying amount and the fair value of financial assets and liabilities, analysed between trading and non-trading:

								Group
				2002				2001
		Assets		**Liabilities**		Assets		Liabilities
	Carrying value £m	**Fair value £m**	**Carrying value £m**	**Fair value £m**	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Trading								
Treasury bills and other eligible bills	–	–	–	–	964	964	–	–
Loans and advances to banks	–	–	–	–	333	333	–	–
Loans and advances to customers	–	–	–	–	357	357	–	–
Debt securities	–	–	–	–	12,840	12,840	–	–
Other assets	–	–	–	–	165	165	–	–
Deposits by banks	–	–	–	–	–	–	6,275	6,275
Customer accounts	–	–	–	–	–	–	1,924	1,924
Other liabilities	–	–	–	–	–	–	946	946
Derivatives	**129**	**129**	**129**	**129**	1,105	1,105	1,327	1,327
Total Trading	**129**	**129**	**129**	**129**	15,764	15,764	10,472	10,472
Non-trading								
Treasury bills and other eligible bills	**127**	**130**	–	–	2,602	2,600	–	–
Debt securities	**1,019**	**1,006**	–	–	19,861	19,924	–	–
Debt securities in issue	–	–	**3,863**	**4,126**	–	–	34,710	34,809
Subordinated liabilities	–	–	**2,960**	**3,618**	–	–	2,717	3,274
Derivatives	**200**	**1,376**	**62**	**1,062**	1,011	1,021	787	872
Total Non-trading	**1,346**	**2,512**	**6,885**	**8,806**	23,474	23,545	38,214	38,955

Fair values in respect of non-trading financial assets and liabilities are disclosed only where there is a liquid and active market. Accordingly, no fair value information is provided in respect of loans and advances to customers or banks, customer accounts, deposits with banks, certain debt securities in issue and certain other sundry short-term debtors and creditors.

Fair value information is not provided for items that do not meet the definition of a financial instrument. Accordingly, the fair value information presented does not represent the fair value of the group as a going concern as at 31 December 2002.

41 Hedges

	Gains £m	Losses £m	Group and Company 2002 Total net gains/ (losses) £m
Unrecognised gains and losses on hedges at 1 January 2002	**550**	**(625)**	**(75)**
Gains and losses arising in previous years that were recognised in 2002	**(550)**	**628**	**78**
Gains and losses arising before 1 January 2002 that were not recognised in 2002	**–**	**3**	**3**
Gains and losses arising in 2002 that were not recognised in 2002	**1,241**	**(1,068)**	**173**
Unrecognised gains and losses on hedges at 31 December 2002	**1,241**	**(1,065)**	**176**
Of which:			
Gains and losses expected to be recognised in 2003	**329**	**(430)**	**(101)**
Gains and losses expected to be recognised in 2004, or later	**912**	**(635)**	**277**

On 1 June 2002, the majority of the Treasury assets, liabilities and derivative instruments of Halifax plc were transferred to HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc. Included within this transfer were substantially all the derivative instruments that the Halifax plc group Treasury had transacted with third parties outside the HBOS Group. These transfers gave rise to neither a gain nor a loss to Halifax plc.

As a consequence of the transfer to HBOS Treasury Services plc, a number of derivative instruments that were originally established as internal trades within Halifax plc now have an external counterparty (HBOS Treasury Services plc) albeit they are still internal to the HBOS Group. For the purposes of disclosure in the accounts of Halifax plc, these derivative instruments are included together with the transactions that are external to the Halifax plc group.

Pursuant to the transfer, the residual Treasury business within Halifax plc has been maintained with a neutral market risk position. To the extent that there were Treasury assets, liabilities and derivatives that remained within Halifax plc which gave rise to potential market risk fluctuations, new deals were established between Halifax plc and HBOS Treasury Services plc so as to transfer the residual market risk to the latter company. This policy has given rise to new derivative transactions which are included within the table above as the counterparty is external to the Halifax plc group of companies.

	Gains £m	Losses £m	Group and Company 2001 Total net gains/ (losses) £m
Unrecognised gains and losses on hedges at 1 January 2001	557	(677)	(120)
Gains and losses arising in previous years that were recognised in 2001	(237)	372	135
Gains and losses arising before 1 January 2001 that were not recognised in 2001	320	(305)	15
Gains and losses arising in 2001 that were not recognised in 2001	230	(320)	(90)
Unrecognised gains and losses on hedges at 31 December 2001	550	(625)	(75)
Of which:			
Gains and losses expected to be recognised in 2002	141	(377)	(236)
Gains and losses expected to be recognised in 2003, or later	409	(248)	161

The above tables show the gains and losses on off-balance sheet derivative instruments used for hedging by the Halifax plc group. The gains and losses therefore do not represent absolute gains or losses expected by the Halifax plc group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

42 *Interest Rate Risk*

The following tables provide an analysis of the repricing periods of Halifax plc group assets and liabilities at 31 December 2002 and 31 December 2001 respectively:

Group

2002

	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing £m	Trading £m	Total £m
Assets								
Treasury bills and other eligible bills	–	2	14	111	–	–	–	127
Loans and advances to banks	142	–	–	–	–	1,043	–	1,185
Loans and advances to customers	108,314	2,130	4,521	16,563	2,844	128	–	134,500
Debt securities	99	17	7	845	51	–	–	1,019
Other assets	1,795	–	–	78	189	2,196	129	4,387
Total assets	110,350	2,149	4,542	17,597	3,084	3,367	129	141,218
Liabilities								
Deposits by banks	28,110	853	247	323	16	69	–	29,618
Customer accounts	83,615	2,696	2,780	5,363	54	–	–	94,508
Debt securities in issue	491	40	966	902	1,464	–	–	3,863
Other liabilities	74	–	–	–	–	4,155	129	4,358
Subordinated liabilities	835	–	–	475	1,650	–	–	2,960
Minority interests and shareholders' funds	–	–	–	–	–	5,911	–	5,911
Total liabilities	113,125	3,589	3,993	7,063	3,184	10,135	129	141,218
Off-balance sheet items	6,150	661	(1,129)	(7,431)	1,749	–	–	–
Interest rate sensitivity gap	3,375	(779)	(580)	3,103	1,649	(6,768)	–	–
Cumulative gap	3,375	2,596	2,016	5,119	6,768	–	–	–

42 Interest Rate Risk Continued

								Group (Restated)
								2001
	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing £m	Trading £m	Total £m
Assets								
Treasury bills and other eligible bills	1,662	839	9	92	–	–	964	3,566
Loans and advances to banks	6,119	692	216	91	–	495	333	7,946
Loans and advances to customers	94,950	2,425	1,174	19,494	2,037	571	357	121,008
Debt securities	13,761	2,613	1,232	2,035	220	–	12,840	32,701
Other assets	–	–	–	92	596	3,916	1,646	6,250
Total assets	116,492	6,569	2,631	21,804	2,853	4,982	16,140	171,471
Liabilities								
Deposits by banks	13,001	323	213	–	–	137	6,275	19,949
Customer accounts	91,483	1,693	1,905	3,222	140	407	1,924	100,774
Debt securities in issue	27,472	3,222	700	1,419	1,897	–	–	34,710
Other liabilities	–	–	–	–	–	4,700	2,273	6,973
Subordinated liabilities	620	–	–	475	1,622	–	–	2,717
Shareholders' funds	–	–	–	–	–	6,348	–	6,348
Internal funding of trading business	(5,668)	–	–	–	–	–	5,668	–
Total liabilities	126,908	5,238	2,818	5,116	3,659	11,592	16,140	171,471
Net balances with group trading book	9,357	(1,474)	(213)	(6,221)	(1,449)	–	–	–
Off-balance sheet items	(4,608)	2,774	(1,587)	(1,195)	4,616	–	–	–
Interest rate sensitivity gap	(5,667)	2,631	(1,987)	9,272	2,361	(6,610)	–	–
Cumulative gap	(5,667)	(3,036)	(5,023)	4,249	6,610	–	–	–

All derivative instruments which alter the interest bases of the non-trading portfolio of assets and liabilities are reflected in the above tables.

Instruments have been allocated to time bands by reference to the earlier of the next interest rate repricing date and the maturity date.

Current account and credit card balances have all been included within the 'not more than three months' band, as those products could be repriced without giving notice.

43 Trading Value at Risk

The group's Value at Risk (VaR) methodology of estimating potential losses arising from the group's exposure to market risk is explained on page 11 of the Risk Management Report. The group's trading market risk exposure for the period ended 31 May 2002 is analysed below:

	Exposure							
	As at 31 May	As at 31 December	Average		Highest		Lowest	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Total Value at Risk	**11.2**	11.9	**10.1**	6.5	**12.8**	17.1	**6.5**	0.5

For all significant exposures, VaR has been calculated on a daily basis.

44 Currency Risk

No analysis of the Halifax plc group's foreign net investments has been provided on the grounds of materiality.

As at 31 December 2002 and 31 December 2001 there were no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses for the reason set out on page 10 of the Risk Management Section.

45 Non-Sterling Assets and Liabilities

At 31 December 2002 the aggregate amount of all assets and liabilities included in the Halifax plc group and Company balance sheets denominated in a currency other than sterling was as follows:

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Assets	**5,508**	26,698	**4,625**	26,477
Liabilities	**5,469**	38,169	**4,603**	37,982

The amounts disclosed above do not equate to the Company or Halifax plc group's exposure to currency risk. The Halifax plc group's currency positions are substantially hedged by off-balance sheet instruments (notes 39 and 44).

46 Related Party Transactions

Transactions with joint ventures

Balances outstanding between the Halifax plc group and joint ventures as at 31 December 2002 and 2001 are set out in note 16. Interest receivable by the Halifax plc group on these balances amounted to £12m for the year ended 31 December 2002 (2001: £27m).

Halifax plc, as a subsidiary undertaking of HBOS plc, has followed the exemption contained in FRS 8 'Related Party Disclosures' not to disclose details of transactions with other group companies or investees of the group qualifying as related parties, other than as required under the Companies Act 1985, as the consolidated accounts in which Halifax plc is included are publicly available.

47 Main Joint Ventures

Joint venture	Nature of business	Group interest in ordinary shares	Direct or indirect
Lex Vehicle Leasing (Holdings) Ltd and its subsidiaries	Vehicle leasing	50%	Indirect
Warwick Leasing Ltd	Leasing	50%	Indirect
Halifax Cetelem Credit Ltd	Consumer credit	50%	Direct
Rightmove.co.uk Ltd	Residential estate agency	29%	Indirect

All the Halifax plc group's joint ventures are registered in England and Wales, are unlisted and their principal area of operation is the United Kingdom. A fellow subsidiary undertaking also holds 50% of the shares of Warwick Leasing Ltd.

48 Main Subsidiary Undertakings as at 31 December 2002

Subsidiary undertaking	Country of incorporation or registration	Major activity	Class of shares held	Interest in shares	Direct or Indirect
Banco Halifax Hispania SA	Spain	Provision of banking services in Spain	Ordinary	100%	Direct
Halifax Asset Finance Ltd	England and Wales	Leasing	Ordinary	100%	Direct
Halifax Estate Agencies Ltd	England and Wales	Estate agency and financial services	Ordinary	100%	Direct
Halifax International Ltd	Jersey	Offshore licensed deposit taker	Ordinary	100%	Direct
Halifax Loans Ltd	England and Wales	Secured lending on residential property	Ordinary	100%	Direct
HBOS Insurance (PCC) Guernsey Ltd	Guernsey	Provision of mortgage indemnity insurance	Ordinary	100%	Direct
Intelligent Finance Software Ltd	England and Wales	Marketing the IF software	Ordinary	100%	Direct
Old Broad Street Investments Ltd	England and Wales	Investment company	Ordinary	100%	Direct
Old Broad Street Investments (Number 2) Ltd	England and Wales	Investment company	Preference	100%	Direct
			Ordinary	100%	Direct
Old Broad Street Investments (Number 3) Ltd	England and Wales	Investment company	Preference	100%	Direct
			Ordinary	100%	Direct

All the above companies are included in the consolidated accounts and have 31 December as their accounting reference date. The companies operate principally in their country of incorporation or registration.

49 Transactions with Directors, Officers and Connected Persons

The aggregate amounts outstanding at 31 December 2002 in respect of loans and credit cards which were made available by the Halifax plc group for persons who are, or were during the year, Directors and Officers of Halifax plc and their connected persons were:

	Number	Amount £000
Directors and officers		
Loans	5	1,320
Credit card accounts	6	20

These amounts are on normal commercial terms and in the ordinary course of business.

There were no significant contracts between the Company and Directors or persons connected with Directors of the Company during the year.

50 Segmental Analysis

Halifax plc group reports through two business sectors: Retail Banking and Other Activities.

						Group
			2002			2001
	Profit before tax and exceptional items £m	**Exceptional items £m**	**Profit before tax £m**	Profit before tax and exceptional items £m	Exceptional items £m	Profit before tax £m
Retail Banking	**1,129**	**(24)**	**1,105**	1,030	(19)	1,011
Other Activities	**127**	**(45)**	**82**	160	(23)	137
	1,256	**(69)**	**1,187**	1,190	(42)	1,148

				Group
		2001		2001
	2002 Net assets £m	Net assets (Restated) £m	**2002 Total assets £m**	Total assets (Restated) £m
Retail Banking	**5,187**	3,526	**125,699**	112,230
Other Activities	**724**	2,822	**15,519**	59,241
	5,911	6,348	**141,218**	171,471

Exceptional costs are analysed further in note 4 to the accounts.

No segmental analysis of turnover has been presented as the business of the Halifax plc group is mainly that of banking.

51 Ultimate Parent Undertaking

The Company's parent undertaking is HBOS plc which is registered in Scotland and operates principally in the United Kingdom.

Copies of the Annual Report and Accounts of HBOS plc can be obtained from its Head Office at The Mound, Edinburgh EH1 1YZ.

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